UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 8, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 8, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Management Proposal AGM/EGM 2024

Annual and Extraordinary Shareholders' Meeting
March 28th, 2024
Time: 02h30 p.m.
Location: Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro

Summary

01 – Call Notice

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

CALL NOTICE

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of TIM S.A. ("Company") are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on March 28th, 2024, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders' Meeting:

(1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2023; **(2)** To resolve on the management's proposal for the allocation of the results of the 2023 fiscal year and the distribution of dividends by the Company; **(3)** To ratify the appointment of the Company's Board of Directors' Member, previously appointed at the Board of Directors' Meeting held on July 31st, 2023; **(4)** To resolve on the composition of the Fiscal Council of the Company; **(5)** To elect the effective and alternate members of the Fiscal Council; and **(6)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2024 fiscal year.

On Extraordinary Shareholders' Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 17th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; **(2)** To resolve on the Company's Long-Term Incentive Plan proposal; and **(3)** To resolve on the amendment and restatement of the Company's By-laws.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the Shareholders disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov.

2. In accordance with Section 5, I, of CVM Resolution No. 81/2022 and for the purposes of CVM Resolution No. 70/2022, we inform that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Company's Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law No. 6,404/1976.

3. The Shareholder may participate either in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In-person**: The Shareholder who chooses to participate in person must send a copy of the identity document and the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. **By distance voting ballot**: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents or the depositary institution of the Company's shares, or shall send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders' Meeting, as informed in the Voting Instructions.

4. The documents mentioned herein must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Alberto Mario Griselli, at Avenida João Cabral de Mello Neto, 850, North Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), February 26th, 2024.

Nicandro Durante

Chairman of the Board of Directors

2. Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2023

TIM S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2023

Dear Shareholders,

In compliance with the Circular Letter ANNUAL-2023-CVM/SEP, and as set forth in the CVM Resolution No. 81/2022, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2023, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

ir.tim.com.br/en/

Rio de Janeiro, February 26th, 2024.

Nicandro Durante
Chairman of the Board of Directors

3. Item 2 from the Reference Form

2.1. The Directors must comment on:

In this section 2 of the Reference Form the Company's Directors present information intended to enable investors and the market in general to analyze the progress of the Company's results and financial position from Management's perspective. The comments constitute an opinion on the Company's equity and financial position according to the data presented, and the Executive Board cannot guarantee that the financial situation and results obtained in the past will be reproduced in the future.

The financial information included in this Reference Form, unless otherwise expressly stated, refers to our consolidated financial statements for the fiscal years ended December 31, 2023.

The information contained in this item 2 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. general financial and equity conditions

The Directors of TIM S.A. understand that the Company has a healthy financial and equity condition to implement its strategic plan and fulfill its short- and long-term obligations.

Financial Condition	2023
In thousand reais	
Cash and Cash Equivalents and Marketable Securities	5,049
Gross Debt	15,224
Net Debit	10,174
Adjusted Net Debt	11,629
Net Income	2,837
Adjusted EBITDA	11,620
Adjusted Net Debt / EBTIDA Ajustado	1.0

Notes:

(i) Gross Debt means the total amount of loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or by IFRS issued by the IASB, and has no standardized meaning. Other companies may calculate Gross Debt differently to the Company.

(ii) Net Debt means the total amount of loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current) minus the balance of cash and cash equivalents cash, marketable securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or by IFRS issued by the IASB, and has no standardized meaning. Other companies may calculate Net Debt differently to the Company.

(iii) Adjusted Net Debt means the total amount of loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current), other derivatives and obligations related to 5G license financing (according to the Financial Statements – note 37 Capital Management section), minus the balance of cash and cash equivalents, marketable securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Adjusted Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or by IFRS issued by the IASB, and has no standardized meaning. Other companies may calculate Net Debt differently to the Company.

(iv) Adjusted EBITDA is a non-accounting measurement drawn up by the Company and consists of net profit adjusted by net financial income (loss), income tax and social contribution on income, depreciation and amortization and the equity method. Adjusted EBITDA has no standardized meaning and our definition may not be comparable to those used by other companies. Adjusted EBITDA is not a measure defined by accounting practices adopted in Brazil or by International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and does not represent the cash flows for the financial years presented and should not be regarded as net profit substitutes, operational performance indicators, cash flow substitutes, a liquidity indicator or as a basis for the distribution of dividends.

b. capital structure

The Directors of TIM S.A. understand that the Company's current capital structure presents conservative leverage levels aligned with the long-term strategic planning and goals. The Leverage Ratio (the Gross Debt to Shareholders' Equity ratio) as of December 31, 2023:

Leverage Ratio	2023
In thousand reais	
Gross Debt	15,224
Shareholders' Equity	26,016
Gross Debt / Shareholders' Equity	58.5%

Note: Gross Debt means the total amount of loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by accounting practices adopted in Brazil or by IFRS issued by the IASB, and has no standardized meaning. Other companies may calculate Gross Debt differently to the Company.

The General Indebtedness Ratio shows the Company's balance in the sources of asset financing, equity vs. third-party capital. Moreover, the Company's concern to maintain a capital structure that supports the needs of the business is reflected in the debt profile, indicated by the Debt Composition Ratio.

Capital Structure Ratios	2023
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	52.9%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	44.1%

c. payment capacity in connection with assumed financial commitments

The Directors believe that the Company has sufficient liquidity and capital to cover the investments, operating expenses and debts incurred. The Company understands that working capital is sufficient for current requirements, as well as funds from cash and third-party loans are sufficient to meet the financing of its activities. The Executive Board of TIM S.A. also believes that the Company has the capacity to take out loans to fund its activities, if necessary.

The liquidity ratios, which indicate the company's financial capacity to meet its commitments to third parties, present controlled levels that are compatible with the strategic moves adopted by the Company, as presented in the table below.

Liquidity Ratios	2023
Immediate liquidity (Cash and Cash Equivalents and Marketable Securities/Current liabilities)	39.2%
Current Liquidity (Current Asset/Current liabilities)	88.5%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	85.9%

Additionally, other indicators are used to measure the financial expenses and gross debt coverage, and both indicate a comfortable situation for the Company, as reported below:

- Adjusted EBITDA in 2023 totaled R$ 11,620 million, while the net financial income (loss) represented a net financial expense of R$ 1,533 million in that year and gross debt was R$ 15,224 million at December 31, 2023. Therefore, the financial income (loss) coverage level, which measures the Company's capacity to cover the payment of financial expenses (Adjusted EBITDA/Net Financial Income [loss]), was 7.6 times as of December 31, 2023 and the debt coverage level, which measures the gross debt level in relation to Adjusted EBITDA (Gross Debt/Adjusted EBITDA) was 1.3 times as of December 31, 2023.

d. sources used to finance working capital and to invest in non-current assets used

The Company's main source of financing in its last fiscal years is the operating cash generation, complemented by short-term credit facilities with domestic and foreign banks, as well as long-term financing with domestic and foreign development agencies.

The Executive Board understands that these financing sources are consistent with the Company's debt profile, fulfilling working capital and investment needs, always preserving the Company's payment ability.

The Company's outstanding loans for the fiscal year ending December 31, 2023 are detailed below in section 2.1 subsection "f" of this Reference Form.

e. sources to finance working capital and to invest in non-current assets, which it intends to use to cover liquidity deficiencies

On the date of this Reference Form, the Executive Board does not foresee any need for resources to finance working capital that cannot be met with the current or future resources available to the Company. If additional resources are needed for investments in non-current assets in the short term, the Company intends to raise funds from the Brazilian capital market and/or financial institutions.

f. indebtedness levels and the characteristics of said debts also describing:

At the end of 2023, the Company's debt level was 1.0 times (Adjusted Net Debt / Adjusted EBITDA).

Adjusted Net Debt means the total amount of loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current liabilities), other derivatives and obligations related to 5G license financing (according to the Financial Statements – note 39 Financial instruments and risk management), deducted from the balance of cash, cash equivalents and marketable securities, leases (current and non-current assets) and derivative financial instruments (current assets and non-current), totaling an Adjusted Net Debt of R$ 11,629 million at December 31, 2023.

As of December 31, 2023, the consolidated composition of the Company's loans and financing from financial institutions is shown below:

i. significant loans and financing agreements

The table below presents the characteristics of loans and financing considered relevant:

Description	Currency	Interest Rate	Maturity	Warranties	2023
R$ million					
BNDES Finame	BRL	IPCA + 4.2283% p.y.	11/31	TIM S/A Receivables	392.340
BNDES Finem	BRL	TJLP + 1.95% p.y.	08/25	TIM S/A Receivables	187.590
BNB	BRL	IPCA + 1.2228% to 1.4945% p.y.	02/28	TIM S/A Receivables	206.140
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25		124.411
Debentures (2nd Emission)	BRL	IPCA + 4.1682% p.y.	06/28		1,859.897
Scotia	USD	1.4748% p.y.	04/24		485.498
BNP Paribas	BRL	7.0907% p.a.	01/24		515.068
Total					**3,770.946**
Current					1,267,237
Non-Current					2,503,709

Type	Currency	Open Date	Expiration	Total Amount	Remaining Amounts	Amount used up to December 31st 2023
Credit Lines						
In thousand reais						
BNDES (1)	TJLP	May/18	Expired[1]	1,090,000	778,595	311,405
BNDES (2)	TJLP	May/18	Expired[1]	20,000	12,190	7,810
FINAME (3)	IPCA	Mar/19	Expired[1]	390,000	0	390,000
BNB (4)	IPCA	Jan/20	N/A[2]	752,479	503,351	249,128
Total	R$			2,252,479	1,294,136	958,343

[1]Amounts unavailable for disbursement due to non-renewal of credit facilities | [2]Currently being renewed

Objective:

1) Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment;
2) Investments in social projects within the community;
3) Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture;
4) Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

TIM S.A has swap operations, protecting itself from the risks of foreign exchange variation and rates in its loans and financing operations. However, it does not apply to "*hedge* accounting".

Loans and financing on December 31, 2023 due in short and long-term is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2024	1,267,237
2025	200,857
2026	726,402
2027	726,402
2028	687,548
2029	55,714
2030	55,714
2031	51,072
2032	0
2033	0
	3,770,946

ii. other long-term relations with financial institutions

The financial institutions with which the Company has dealings are described in sub-item "i", above.

iii. level of subordination between debts

None of the Company's financial debts has a specific contractual subordination clause. Thus, there is no preference relationship between them. Thus, the degree of subordination between the Company's financial debts follows what is determined in the legislation in force and in the guarantees provided.

iv. potential restrictions to the issuer, especially in relation to the debt and new debts contracting limits, to the distribution of dividends, to the transfer of assets, to the issue of new securities and to the transfer of controlling interest, as well as if the issuer has been complying with these restrictions

The financing contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial rates calculated every six months. The Debentures issued by TIM S.A. (2nd issuance in a Single Series) also have a financial ratio covenant calculated semiannually. TIM S.A. has been fully meeting the defined financial ratios.

g. limits of the financing contracted and the percentages already used

In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in property, plant and equipment (Capex) for the 2017-2019 triennium with a term of use until March 2022. As of March 2019, with the hiring of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.84% per year + spread according to the term. We disbursed 100% of the facility in November 2021 at a cost of IPCA + 4.2283% pa and a term of 10 years. This debt is fully hedged by means of a swap operation with a post-hedge cost of 96.95% of CDI. In November 2022, we disbursed part of the credit facilities available in subcredits "A" and "C" of this contract, in the amount of R$ 319 million (29% of total) at a cost of TJLP (Long-term Interest Rate) + 1.95% pa and a term of 2.8 years. This disbursement has no interest rate swap.

In January 2020, a new credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize company's capex plan for the next 3 years (2020-2022) in the Northeast region. The credit line is divided into two tranches: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R$ 427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% of compliance bonuses. In May 2022, we paid the sum of 249 million (33% of total) with an average post-hedge cost of 69.02% of the Interbank Deposit Certificate, including a 15% compliance bonus, and a term of 5.9 years.

h. significant changes to items in the income and cash flow statements

Overall analysis of the statement of income

Description	2023	V.A	YoY
In thousand reais			
Net Revenue	**23,833,893**	-	**10.7%**
Costs of services provided and goods sold	**(11,496,437)**	-	**7.9%**
Gross profit	**12,337,456**	**51.8%**	**13.4%**
Operating revenues (expenses):	**(7,620,158)**	-	**-1.2%**
Sales	(5,742,642)	75.4%	2.6%
General and administrative expenses	(1,759,433)	23.1%	-2.7%
Equity in earnings	(89,304)	1.2%	45.0%
Other revenues (expense), net	(28,779)	0.4%	-88.4%
Income before financial revenues and expenses	**4,717,298**	**19.8%**	**49.3%**
Financial revenues (expenses):	**(1,533,265)**	-	**6.6%**
Financial revenues	1,239,753	-80.9%	-6.0%
Financial expenses	(2,765,961)	180.4%	0.1%
Foreign exchange variations, net	(7,057)	0.5%	-240.9%
Profit before income tax and social contribution	**3,184,033**	**13.4%**	**85.0%**
Income tax and social contribution	**(346,611)**	-	**591.1%**
Net Income	**2,837,422**	**11.9%**	**69.8%**

Net revenue

Total Net Revenue amounted to R$ 23,834 million in late 2023, compared to R$ 21,531 million in 2022, growth of 10.7% YoY, supported by positive dynamics across all lines: (i) Mobile Service Revenue was up 11.2% as a result of the combination of ARPU (Average Revenue per User) growth, migration of customers to higher value plans, focus on customer experience and the impact of revenue from customers Oi Móvel, which was taken over in May; (ii) TIM Ultrafibra's revenue keeping up the pace of growth with 9.7% YoY and (iii) Product Revenue up 8.7% YoY, in line with the prioritization of higher value handsets.

The details of Net Revenue and other highlights of operations are presented below:

Breakdown of the Mobile Segment (net of taxes and deductions):

Mobile Services Revenue (MSR) grew by 11.2% YoY, reaching R$ 21,780 million in the fiscal year ended December 31, 2023. ARPU amounted to R$ 29.5 in 2023, representing an increase of 13.1%. This result once again reinforces TIM's focus on seeking greater monetization of its customer base in line with its strategy.

Breakdown of the Fixed Segment (net of taxes and deductions):

In 2023, fixed segment revenue grew 4.6% YoY. TIM UltraFibra, the main fixed revenue line, kept up its pace with growth of 9.7% YoY for 2023, and ARPU reached R$ 94.0. The Company is maintaining its selective coverage expansion to ensure greater profitability with a focus on fiber.

Costs of services rendered and goods sold:

Operating Costs and Expenses totaled R$ 12,214 million in 2023, an increase of 6.5% YoY, as a result of a higher burden of expenses on interconnection lines, largely affected by international

roaming services and by higher costs of products sold and other factors such as: (i) higher personnel costs due to salary increases and employee profit sharing and (ii) higher expenses related to civil and tax contingencies.

Operating revenues (expenses):

Operating expenses amounted to R$ 7,620 million, down 1.2% against the previous year. This movement is due to gains in the Cozani acquisition operation, following the adjustment in the TIM Adjusted Final Price in the Oi acquisition process.

Income before financial revenues and expenses:

EBIT closed the year 2023 with a total of R$ 4,717 million, a 49.3% increase compared to the end of 2022, reflecting the consistent EBITDA evolution.

Net Profit

Net Profit totaled R$ 2,837 million in 2023, compared to R$ 1,671 million in 2022. This result represented an expansion of 69.8% YoY, maintaining the pace of expansion recorded throughout the year.

Consolidated statement of cash flow:

DESCRIPTION	2023	% YoY
In million reais		
Net cash generated by operating activities	12,421	31.7%
Net cash applied on investment activities	(4,684)	-45.7%
Net cash applied in financing activities	(7,208)	106.6%
Increase in cash and cash equivalents	529	-119.7%
Cash and cash equivalents at the beginning of the financial period	2,549	-51.3%
Cash and cash equivalents at the end of the year	3,078	20.8%

Free Cash Flow amounted to R$ 529 million in the 2023 fiscal year. This result is a consequence of strong growth in Normalized EBITDA (-) Capex, together with a more positive change in Working Capital and Income Tax. This change is explained by: (i) write-off of the deposit in court that represents the closure of the dispute over the closing price adjustment of Oi Móvel, with other possible impacts being adjusted in the consideration for the acquisition of Cozani and with an adjustment relating to the installment received and (ii) an effect on the line of suppliers owing to the natural seasonality of the fourth quarter. Also contributing to this result was a lower cash outlay with the obligations of the 5G auction.

Net cash generated by operating activities was positive at R$ 12,421 million, representing an increase of 35.6% over 2022. A result of the good operational performance represented by Revenue and EBITDA. The year-on-year improvement is due to the high outlay in 2022, related to the spectrum auctions.

Net cash used in investment activities was negative at R$ 4,684 million, a 43.9% reduction year-on-year. The comparative basis of this account reflects the payment for assets acquired from Oi Móvel in the previous year.

Net cash used in financing activities in 2023 had a negative balance of R$ 7,208 million, down 106.6% from the previous year. Impacted by a greater distribution of earnings throughout the year, including an extra dividend payment for 2022, which was decided on and carried out in 2023.

2.2. The Directors must comment:

a. results of the issuer's operations, particularly:

i. description of revenue important components

The Company generates its revenues in local currency from the provision of telecommunications services with mobile, fixed and ultra-broadband telephony, in addition to value-added services, which also include data transmission. Another revenue component is network usage or interconnection revenue, arising from the amount charged to other operators for terminating traffic on the network of TIM S.A. Revenue from products is also included in the revenue group, referring to the sale of cell phones, accessories and others.

ii. factors that materially affected operating results

Considering that TIM S.A. has more than 90% of its revenues produced by mobile telephony service customers, the main operation component affecting this company's results is the dynamics of the mobile access base.

b. relevant changes in revenues attributed to introduction of new products and services, changes in volumes and price changes, exchange rates and inflation

The Company's revenue is mainly comprised of local currency and, therefore, is not affected by possible exchange-rate changes. It is directly impacted by changes in its customer base, changes in the volume of use and changes in fees charged as a result of a new tariff plan, product launches or the introduction of promotions. The Company may adjust the prices of its tariff to the public as long as they are included in the limit price approved by ANATEL, with the maximum amount subject to an annual inflation updating according to the inflation behavior. In many cases, despite ANATEL allowing readjustments, the strong competition in the sector leads to reductions in the tariffs charged.

c. relevant inflationary impacts and those of price changes on key inputs and goods, of foreign exchange, and interest rates on the issuer's operating and financial income figures

Inflation: Possible increases in the rate of inflation may lead to higher costs for the Company and, consequently, a reduction in margins. In the event of a strong inflationary scenario, the government may adopt a more austere monetary policy, such as an increase in interest rates, reducing and increasing the cost of credit and, consequently, affecting our consumers of telecommunications services.

Interest rates: The Company's financial expenses are affected by fluctuations in the CDI (Interbank Certificate of Deposit). The Company maintains its financial resources mainly applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

Foreign exchange rate: As mentioned in the item 2.2, sub-item "b", the Company's revenue is mainly comprised of local currency and, therefore, is not affected by possible foreign exchange variations. Regarding the financial income (loss), as mentioned in the item 2.1, sub-item "b", the Company A has swap operations, protecting itself from the risks of foreign exchange variation and rates in its loans and financing operations.

2.3. The Directors must comment:

a. changes in accounting practices that have resulted in significant effects on the information set out in fields 2.1 and 2.2

As described in item 2.3.b, the Company, through review of the financial statement preparation processes, adjusted accounting practices to ensure alignment in the reporting of investment activities and operational activities in the Cash Flow Statement in line with IAS7/CPC 03. This change has no impact on the Company's income statements or equity position and the comparative balances were restated to ensure comparability of information.

b. modified opinions and emphases found in the auditors' report

As a result of the continuous review of the cash flow and preparation of financial information for disclosure and with the purpose of ensuring greater compliance with accounting standards, Management identified that the interest received from financial investments were fully classified in investment activities. Nevertheless, according to IAS 7/CPC 03, interest received can be classified as operating activities, as they are considered a source of operating revenue. This assessment aims to reflect the operational nature of such interest more adequately in the presentation of the Company's statements of cash flows. Following this adjustment, the auditor's report presented the emphasis of matter paragraph below:

Emphasis - Restatement of corresponding amounts

As mentioned in Note 2(h) to of the financial statements, as a result of the reclassification of certain cash flows in the individual and consolidated statements of cash flows, corresponding amounts referring to prior year, presented for comparison purposes, were adjusted and being restated as provided for in CPC 23 (IAS 8) – Accounting Practices, Changes in Accounting Estimates and Error. Our opinion is not qualified in relation to this matter.

2.4. The directors must comment about the significant effects that the events below have caused or might cause on the financial statements of the issuer and on its results:

a. acquisition or disposal of an operating segment

There was no introduction or disposal of operating segment in the fiscal years ended December 31, 2023.

b. formation, acquisition or sale of ownership interest

On February 27, 2023, the Board of Directors approved (i) the terms and conditions of the takeover by the Company of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A., a special-purpose entity acquired from Oi S.A. – Under Court-Ordered Reorganization on April 20, 2022 ("Cozani"), according to the Material Fact disclosed on the same date, currently wholly owned by the Company ("Takeover"); and (ii) the proposal to call an Ordinary and Extraordinary General Meeting of Company's Shareholders on March 30, 2023 ("Meeting") to deliberate on the aforementioned Takeover. The Takeover was approved at the meeting on March 30, 2023. The completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL. On March 31, 2023, the Company's Board of Directors acknowledged the obtaining of consent and verified compliance aforementioned with the other conditions to grant full effectiveness to the Merger. Accordingly, the Board of Directors declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023.

The Cozani acquisition process led the Company to increase its mobile customer base and consequently its revenue from this service. Details of the effects caused by the acquisition can be found in the financial statements and supporting materials for the Company's results disclosure during the 2022/2023 period.

c. unusual events or operations

<u>EXERCISE OF SUBSCRIPTION WARRANT</u> On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6's share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

<u>INVESTMENT FUND FOCUSED ON 5G SOLUTIONS</u>

Between September and December 2023, the Company invested approximately R$ 54 million in the investment fund focused on 5G solutions called Upload Ventures Growth. On December 31, 2023, the Company does not control the fund's management nor has significant influence.

<u>CHANGES TO THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI'S MOBILE ASSETS AND START OF THE ARBITRATION PROCEDURE</u>

In a Material Fact disclosed on October 4, 2023, TIM S.A., communicated the Arbitration Chamber Court, approved an agreement related to the Post-Closing Adjustment (as set forth in the Contract), celebrated, on the one hand, between the Company, Telefônica Brasil S.A. and Claro S.A. ("Buyers") and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization ("Seller" and, together with the Buyer, the "Parties") ("Agreement"), as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement, was R$ 6.68 billion, taking as reference the closing date ("TIM Adjusted Final Price").

2.5. If the issuer has disclosed, in the last year, or wants to disclose in this form, non-accounting measurements such as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) or Earnings Before Interest and Income Tax (EBIT), then the issuer must:

a. state the value of non-accounting measurements

As shown in section 2.5 subsection "b"

b. make the conciliations between the the amounts disclosed and the amounts of the audited financial statements

	DESCRIPTION	2023
EBITDA Reconciliation	In thousand reais	
	Net Income	**2,837**
	Depreciation & Amortization	(7,117)
	Net Financial Results	(1,533)
	Income tax and social contribution	(347)
	EBITDA	**11,834**
	Equity in Earnings	(89)
	Non Recurring Revenues/Expeses	303
	Adjusted EBITDA	**11,620**

c. explain the reason why it is understood that such measurement is more appropriate for a correct understanding of the financial conditions and operating results:

The Company believes that EBITDA (EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization) is a useful indicator to measure its performance and is frequently used in the Company's sector. With this premise in mind, TIM S.A. uses an Adjusted EBITDA metric, in which it removes the effects of the equity method of accounting to produce a more appropriate reading of the results of the Group's operations.

2.6. Identify and comment any events subsequent to the last financial statements for closing the year that substantially affect the financial statements

There have been no events subsequent to the financial statements of December 31, 2023 that substantially alter them.

2.7. Directors should comment on corporate income allocation, indicating:

a. rules on retained earnings

Paragraph 2 of Article 46 of our Bylaws reads as follows:

"The balance of net profit not allocated to the payment of the mandatory minimum dividend will be allocated to a supplementary reserve for the expansion of the company's businesses, including, without limitation: investments in infrastructure and in the development of products and services. The reserve provided for in this Paragraph 2 cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing share capital."

b. rules on payment of dividends

The dividends are calculated in accordance with the bylaws and the Joint Stock Company Act. According to its Bylaws, the Company must distribute as a minimum mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of adjusted net profit.

c. periodicity of payment of dividends

The dividends are distributed annually, and the management bodies may pay or credit interest on shareholders' equity as provided for in paragraph 7 of article 9 of Law 9249/95 and relevant legislation and regulations, which may be attributed to the mandatory dividends.

d. any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, court decisions, administrative or arbitration decisions

There are no restrictions on the distribution of dividends, except those established by law.

e. if the issuer has a policy on allocation of income formally approved, inform the body responsible for its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document can be consulted

The company has a Profit Allocation Policy, approved by the Board of Directors on July 26, 2021 and published on the company's website (https://ri.tim.com.br /esg/regulamentos-epoliticas/).

2.8. The Directors must describe the relevant items not included in the financial statements of the issuer, indicating:

a. assets and liabilities directly or indirectly held by the issuer that do not appear in the balance sheet (off-balance sheet items), such as:

> **i. portfolios of receivables written off in respect of which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities**
>
> **ii. future product or service purchase and sale contracts**
>
> **iii. contracts for unfinished constructions**
>
> **iv. future financing receipt contracts**

Not applicable, as the Company does not have other relevant items that are not recorded in its Balance Sheet.

b. other items not evidenced in the financial statements

Not applicable, as the Company does not have other relevant items that are not recorded in its Financial Statement.

2.9. Regarding each item not recorded in the financial statements indicated in item 2.8, the Directors must comment:

a. as these items change or may change revenues, expenses, operating results, financial expenses or other items of the issuer's financial statements

Not applicable.

b. nature and purpose of the transaction

Not applicable.

c. nature and amount of assumed obligations and rights generated in favor of the issuer as a result of the operation

Not applicable.

2.10. The directors must name and comment on the main elements of the issuer's business plan, specifically addressing the following topics:

a. investments, including:

i. quantitative and qualitative description of investments in progress and forecast investments

We have a clear strategy to create Next Generation TIM. We have defined four pillars within this framework: Mobile, B2B, Broadband and Efficiency, which are developed by integrating our people, society and the environment into our business strategy.

Our strategic pillars are summarized below:

- Mobile: where TIM generates most of its revenue and where it aspires to be the operator of choice for customers;

- B2B: the Company is shaping a new IoT-based market with services and connectivity to address an exponential growth opportunity;

- Broadband: where TIM wants to grow profitably taking a selective approach while keeping future options open;

- Efficiency: the Company has this pillar as inherent to its operation and carries out all its actions with strict discipline in capital allocation

During 2023, we worked extensively to deliver improvements in customer experience. We pursued Best Service Delivery by digitalizing interactions to speed up and improve demand resolution. And we were best-in-class in all of Brazil's resolution rankings. At the same time, if a human attendant serves a customer, satisfaction with that interaction should be very high. And we delivered on our promise – the call center NPS improved by more than 40% in the fourth quarter.

Meanwhile, we consolidated our leadership in network coverage and quality in Brazil, confirming that we have the Best Network. We have developed the largest 4G and 5G coverage, being the only operator to cover every city in Brazil. Our network also scooped the most awards of all Brazilian operators and we took first place in Consistency in Quality, the most relevant KPI for measuring a customer's real experience.

These milestones were achieved with the support of an investment of R$4,504 million throughout 2023, representing a drop of 4.8% YoY, already showing the first benefits resulting from the efficiency brought by 5G technology.

With regard to planned investments, the company released a Material Fact on February 6, 2024, regarding the construction of the 2024-2026 Strategic Plan and its guidance. Summarizing, the company projects:

A sustainable growth in Service Revenue above inflation and an expansion in EBITDA with positive growth in the margin. This dynamic, combined with maintaining the level of investments that benefit from the efficiency of new technologies such as 5G, should bring about an improvement in our free and operating cash flow. All the above will allow us to continue to build our stockholder remuneration strategy and reinvest in growth avenues such as B2B and Broadband.

ii. investment funding sources

The Company's investments are mainly financed by its own cash generation and loans from development and commercial banks. Details on loans and financing are available in item 2.1, sub-items "d" and "e".

iii. material divestitures in progress and estimated divestitures

There were no relevant divestments in 2022.

b. provided that already disclosed, indicate the acquisition of plant, equipment, patents or other assets that could materially influence the issuer's production capacity

c. new products and services, indicating:

i. description of research in process that has already been disclosed

ii. total amounts spent by the issuer in researches for the development of new products or services

iii. projects under development that have already been disclosed

iv. total amounts spent by the issuer in the development of new products or services

Not applicable since the Company does not have any research or projects already published in progress.

c. opportunities included in the issuer's business plan related to ESG matters

TIM has been striving for more than a decade to integrate ESG (Environmental, Social and Governance) aspects into the corporate culture and decision-making. In 2020, TIM launched the ESG Plan, updated annually, which defines short, medium and long-term environmental goals and commitments for key corporate sustainability topics, such as Renewable Energy, Indirect Emissions, Carbon Neutral, Net Zero and Eco-efficiency of data traffic.

In 2024, we updated our long-term ESG commitments in our 2024-2026 Strategic Plan. Based on the commitments undertaken in our latest Industrial Plan (2024-2026), we have included new objectives related to a portfolio of initiatives that form part of our business strategy, contributing to a coherent and correlated structure between ESG aspects, business operations and organizational responsibility. According to the TIM Group, the corporate role is increasingly linked to the responsible management of aspects that go beyond financial goals and are designed to generate positive value for society in the long term.

In TIM's TCFD (Task Force on Climate-Related Financial Disclosures) report we describe our strategy, our governance, our goals and the risks and opportunities related to Climate Change for our business.

In late 2023, we announced to the market several initiatives and service offerings with the potential to promote mitigation and adaptation to the effects of climate change for our B2B customers. Examples include field connectivity, which increases efficiency, enables fire monitoring and reduces production losses, and smart lighting in towns and cities, guaranteeing energy efficiency and the reduction of energy consumption. These initiatives underpin the potential of TIM's technology to bring about climate resilience.

2.11. Comment on other factors that have significantly affected the operating performance, and which have not been identified or commented in the other items of this section

The Company understands it has already commented on all the factors with a material influence on operational performance in the foregoing sections.

4. Proposal for the allocation of the results related to the fiscal year 2023 and distribution of dividends by the Company

PROPOSAL FOR THE ALLOCATION OF NET PROFIT
PURSUANT TO ANNEX A OF CVM RESOLUTION 81/22

1. Inform the net profit for the year

The net profit recorded by the Company in 2023 was R$ 2,837,422,255.02.

2. Inform the total amount and amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Complementary dividends	**1,310,000,000.00**
Minimum mandatory gross dividends	982,596,391.03
Interest on shareholders' equity (gross) distributed in advance	617,403,608.97
The dividends/Interest on Shareholders' Equity were paid as follows:	
1st Tranche	230,000,000.00
2st Tranche	290,000,000.00
3st Tranche	425,000,000.00
4st Tranche	655,000,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	-
(=) Total dividends and interest on shareholders' equity (gross)	**1,600,000,000.00**
Total dividends and interest on shareholders' equity (gross)	**2,910,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity	(233,229,664.47)
Total dividends and interest on shareholders' equity distributed in advance (net)	**1,366,770,335.53**
Total dividends and interest on shareholders' equity (net)	**2,676,770,335.53**
Gross dividends and Interest on shareholders' equity value per share	
1st Tranche	0,09501022213
2st Tranche	0,11979549747
3st Tranche	0,17557637332
4st Tranche	0,27059417535
Complementary dividends	0,54118835070
Gross dividends and Interest on shareholders' equity value per share (including additional dividends)	1,20216461897

3. Inform the percentage of net profit paid out for the year

Net profit for the year	2,837,422,255.02
Total dividends and interest on shareholders' equity (gross)	2,910,000,000.00
% Distributed net profit for the year	102.56%

4. Inform the total amount and amount per share of dividends paid based on income from prior years

The Company proposed a total of R$ 440,385,564.12 will be distributed based on profits from previous years. The value per share is R$ 0.18193247108.

5. Inform, deducting prepaid dividends and interest on shareholders' equity already declared:

a. The gross amount of the dividend and interest on shareholders' equity, segregated, per each type and class of share

The additional proposed dividends in the amount of R$ 1.310.000.000,00, will be submitted for approval at the Annual General Meeting. The value per share is R$ 0.54118835070.

b. The form and term of payment of dividends and interest on shareholders' equity

The additional dividends proposed will be paid in three installments, to be realized in April, July and October 2024.

c. Possible restatement and interest on dividends and interest on shareholders' equity

Not applicable.

d. Declaration date of payment of additional dividends proposed considered for identification of shareholders who will be entitled to their receipt

The declaration date of payment of additional dividends considered for identification of shareholders who will be entitled to their receipt it is April 9, 2024, with shares acquired after this date ex-right to dividend distribution.

6. If the declaration of dividends or interest on shareholders' equity had occurred based on income determined in the semi-annually balances or in shorter periods

a. Inform the amount of dividends proposed or interest on shareholders' equity already declared

The Company resolved on the distribution of interest on shareholders' equity and additional proposed dividends as detailed below:

	Interest on shareholders' equity / Dividends	Gross	WITHHOLDING INCOME TAX (IRRF)	Net	Date of approval
1st	Interest on shareholders' equity	230,000,000.00	33,279,344.82	196,720,655.18	04/19/2023
2nd	Interest on shareholders' equity	290,000,000.00	41,973,309.17	248,026,690.83	06/12/2023
3rd	Interest on shareholders' equity	425,000,000.00	61,705,645.19	363,294,354.81	09/18/2023
4th	Interest on shareholders' equity	655,000,000.00	96,271,365.29	558,728,634.71	12/06/2023
5th	Dividends	1,310,000,000.00	-	1,310,000,000.00	03/28/2024

b. Notify the date of the respective payments

	Interest on shareholders' equity / Dividends	Gross	WITHHOLDING INCOME TAX (IRRF)	Net	Date of approval
1st	INTEREST ON SHAREHOLDERS' EQUITY	230,000,000.00	33,279,344.82	196,720,655.18	05/09/2023
2nd	INTEREST ON SHAREHOLDERS' EQUITY	290,000,000.00	41,973,309.17	248,026,690.83	07/12/2023
3rd	INTEREST ON SHAREHOLDERS' EQUITY	425,000,000.00	61,705,645.19	363,294,354.81	10/23/2023
4th	INTEREST ON SHAREHOLDERS' EQUITY	655,000,000.00	96,271,365.29	558,728,634.71	01/23/2024
5th	Dividends	1,310,000,000.00	-	1,310,000,000.00	Apr 2024 July 2024 and Oct 2024

7. Provide a comparative table indicating the following amounts per share of each type and class:

a. Net profit for the year and of the three (3) previous years

	2023	2022	2021
Net profit for the year	2,837,422,255.02	1,670,755,074.45	2,957,173,992.98
Net earnings per share	1.1722	0.6901	1.2218

b. Dividend and interest on shareholders' equity paid in the last three (3) years

	2023	2022	2021
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,600,000,000.00	1,400,000,000.00	1,047,500,000.00
(+) Additional dividends and interest on shareholders' equity (gross)	1,310,000,000.00	600,000,000.00	-
(-) Withholding income tax (IRRF) on interest on shareholders' equity	(233,229,664.47)	(196,970,416.8)	(142,977,185.67)
(=) Total dividends and interest on shareholders´ equity (net)	2,676,770,335.53	1,803,029,583.14	904,522,814.33
Dividends and interest on shareholders´ equity - common shares	2,676,770,335.53	1,803,029,583.14	904,522,814.33
	2,676,770,335.53	1,803,029,583.14	904,522,814.33
% Dividends and interest on shareholders´ equity (net) on adjusted profit	108.39%	126.14%	34.24%
Dividends and interest on shareholders´ equity (net) per share			
Common shares	1,105,830	0,744,810	0,373,707

8. If there is allocation of profits to the legal reserve

a. Identify the amount allocated to the legal reserve

In accordance with the provisions of Article 193 of Law 6.404/76, it is necessary to invest 5% of the adjusted net profit for the constitution of legal reserve, in the amount of R$ 129,979,707.15

b. Detail the calculation form of legal reserve

	2023	2022	2021
Net profit for the year	2,837,422,255.02	1,670,755,074.45	2,957,173,992.98
(-) Non-distributable tax incentives	(237,828,111.99)	(166,109,541.43)	(176,740,615.94)
	2,599,594,143.03	1,504,645,533.02	2,780,433,377.04
Constitution of legal reserve – 5% of net profit	(129,979,707.15)	(75,232,276.65)	(139,021,668.85)

9. If the Company does not have preferred shares with fixed or minimum dividend rights

a. Describe the calculation form of fixed or minimum dividends

Not applicable.

b. Inform if the income for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c. Identify if any unpaid installment is cumulative

Not applicable.

d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for preferred share of each class

Not applicable.

10. Regarding the mandatory dividend

a. Describe the calculation form provided for in the bylaws

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its bylaws, the Company must distribute as a minimum mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

Net profit for the year	2,837,422,255.02
Offset of accumulated loss	-
	2,837,422,255.02
(-) Constitution of legal reserve	(129,979,707.15)
(-) Non-distributable tax incentives	(237,828,111.99)
Adjusted net profit	**2,469,614,435.88**
% of minimum dividends established in the Bylaws	25%
Minimum dividends calculated based on adjusted profit	**617,403,608.97**
Complementary dividends	1,310,000,000.00
Minimum dividends and interest on shareholders´ equity (gross) distributed in advance	1,600,000,000.00
(=) Total dividends and interest on shareholders' equity (gross)	**2,910,000,000.00**
(-) Withholding income tax (IRRF) on interest on shareholders' equity	(233,229,664.47)
Total dividends and interest on shareholders' equity (net)	**2,676,770,335.53**
Amount in excess of gross mandatory minimum dividends	**2,292,596,391.03**

b. Inform if it is being fully paid

The Company approved the distribution of all mandatory minimum dividends, throughout the year 2023, via interest on shareholders' equity. The payment of the 4th installment of interest on shareholders' equity occurred on January 23, 2024, and the payment of the proposed additional dividends, in the amount of R$ 1,310,000,000.00, will be paid in 3 installments, in April, July and October 2024.

c. Inform the amount eventually withheld

Not applicable.

11. If there is retention of compulsory dividend due to the financial situation of the company

a. Inform retention amount

Not applicable.

b. Describe the financial situation of the company in detail, also including aspects regarding the liquidity analysis, working capital and positive cash flows

Not applicable.

c. Justify the dividend retention

Not applicable.

12. If there is allocation of income to reserve for contingencies

a. Identify the amount allocated to the reserve

Not applicable.

b. Identify the loss considered likely and its cause

Not applicable.

c. Explain why the loss was considered likely

Not applicable.

d. Justify the formation of reserve

Not applicable.

13. If there is allocation of income to unrealized profit reserve

a. Inform the amount allocated to unrealized profit reserve

Not applicable.

b. Inform the nature of unrealized profits that gave rise to the reserve

Not applicable.

14. If there is allocation of income to statutory reserves

a. Describe the statutory clauses that determined the reserve

Paragraph 2 of Article 46 of our Bylaws reads as follows:

"The balance of net profit not allocated to the payment of the mandatory minimum dividend will be allocated to a supplementary reserve for the expansion of the company's businesses, including, without limitation: investments in infrastructure and in the development of products and services. The reserve provided for in this Paragraph 2 cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing share capital."

b. Identify the amount allocated to the reserve

As mentioned above, up to the limit of 80% of the share capital, all amounts not allocated to the minimum mandatory dividend or proposed dividends may be allocated to this reserve.

In 2023, the Company allocated R$ 869,614,435.88 to the expansion reserve. Furthermore, the Company decided to propose additional dividends in the total amount of R$ 1,310,000,000.00. Of these, R$ 869,614,435.88 will be distributed based on the profit for the year 2023. The remainder, in the amount of R$ 440,385,564.12, will be distributed based on profits from previous years, after deducting the expansion reserve.

c. Describe how the amount was calculated

	2023	2022	2021
Net profit for the year	2,837,422,255.02	1,670,755,074.45	2,957,173,992.98
Offset of accumulated loss	-	-	-
	2,837,422,255.02	1,670,755,074.45	2,957,173,992.98
(-) Constitution of legal reserve	(129,979,707.15)	(75,232,276.65)	(139,021,668.85)
(-) profit reserve (tax incentives)	(237,828,111.99)	(166,109,541.43)	(176,740,615.94)
Adjusted net profit	2,469,614,435.88	1,429,413,256.37	2,641,411,708.19
(-) Total dividends and interest on shareholders' equity (gross)	(1,600,000,000.0)	(1,400,000,000.00)	(1,047,500,000.00)
(-) Total proposed dividends	(1,310,000,000.00)	(600,000,000.00)	-
Amount destined/(distributed) from the statutory reserve	(440,385,564.12)	(570,586,743.63)	1,593,911,708.19
80% of share capital	10,782,312,406.04	10,782,312,406.04	10,782,312,406.04

15. If there is profit retention provided for the capital budget

a. Identify the retention amount

Not applicable.

b. Supply a copy of the capital budget

Not applicable.

16. If there is allocation of income to tax incentive reserve

a. Inform the amount allocated to the reserve

The amount allocated to the reserve is R$ 237,828,111.99.

b. Explain the nature of the allocation

Law 11.638/07, by modifying the structure of Shareholders' Equity, also changed the way in which donations and investment grants are recorded, no longer allowing their recording directly in a Capital Reserve, as provided for in Decree 3.000/1999, in its Article 545. Thus, such record started to be made in the profit (loss) for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

5. Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

TIM

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Ana Maria Gati	**Date of Birth:**	December 4th, 1963
Occupation:	Engineer	**CPF/Passport No.:**	102.095.638-00
Position:	Alternate Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:

Ms. Ana Gati is a certified board member (IBGC) and Qualified Risk Director (QRD) with board experience in different sectors and capital. She has extensive experience in general industries, among other businesses, having worked for the following companies: Mckinsey & Company, Kearney, Avon and Mars, as well as Gati Consultoria. Ms. Gati is an experienced C-Level Executive in the end-to-end chain of production/supply chain/supplies & innovation, general industries and other businesses. She also has experience in the retail, direct sales and other sales channels, as well as experience in Brazil and abroad, living and working in many different places. Currently, she is a member of the Board of Directors of Pérola Company, a private company for bonded storage of fertilizers at the Port of Santos, constituted by companies Nutrien of Canada, Ultrabulk of Denmark and Eurobrás of Brazil, since February 2020; Advisory Board Member at *Aliança Metalúrgica* and Coordinator of the Innovation Committee, since January 2022; Alternate Board Member at Neoenergia, since April 2022; and Advisory Board Member at Hidrolight, since January 2023. Additionally, Ms. Ana Gati is the founder of Gati Management and Governance Consulting, an affiliate of the Shingo Institute in Brazil, which aims at Transformation for Business Excellence (processes, people, organization, culture, routines, digital) with an impact on efficiency, change management and continuous improvement.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

TIM

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Arthur Piotto Filho	**Date of Birth:**	June 6th, 1958
Occupation:	Civil Engineer	**CPF/Passport No.:**	826.027.518-04
Position:	Alternative Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:

Mr. Arthur Piotto Filho is an executive with experience in the Financial and Investor Relations area in an infrastructure services company, with expertise in the planning, analysis and execution of the business plan, project and corporate financing activities, treasury and guarantee insurance. Among the main professional experiences during the last 5 (five) years, Mr. Arthur served as a member of the Board of Directors of Blendpaper S.A., a company in the paper sector, from 2021 to 2022; as a member of the Independent Restructuring Committee of Grupo Cosan S.A., a company in the energy, infrastructure, agribusiness and technology sector, from 2020 to 2021 and at CCR S.A. as Chief Financial and Investor Relations Officer from 2007 to 2020.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Carlos Eduardo do Nascimento	**Date of Birth:**	November 30th, 1964
Occupation:	CIO, Board Member	**CPF/Passport No.:**	433.450.939-87
Position:	Alternate Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	March 30th, 2023
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:
Mr. Carlos Eduardo do Nascimento has 20 years of experience in the Telecommunications industry and has worked in the IT services and solutions market as a partner and director in several companies, in addition to executive performance in IT Management, Business Consulting, Merger and Acquisition, Project and Process Management. Among the main professional experiences during the last 5 (five) years, Mr. Carlos served as a member of the Deliberative Council of the *Associação Comercial do Paraná*, a non-profit association, from 2020 to 2022; served as CIO at *Associação Evangelizar é Preciso* from June 2020 to October 2021; at MBC Consultoria as an associate from June 2016 to June 2020; at Wyse Systems, Company in the software and services sector, from October 2017 to August 2019; and Member of the Advisory Board of the Reserholding Company, since August 2023.

Declaration of any convictions:
In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Heinz Egon Lowen	**Date of Birth:**	April 29th, 1949
Occupation:	Accountant	**CPF/Passport No.:**	017.339.239-34
Position:	Effective Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:

Among the main professional experiences during the last 5 (five) years, Mr. Heinz Egon Lowen served in the telecommunications sector as an alternate member of TIM's Fiscal Council between March 2019 and March 2022; served as President of the Synodal Council of the *Igreja Evangélica de Confissão Luterana* in Brazil – Paranapanema Synod, a religious organization, from January 2015 to November 2022, where he held the position of administrative-financial management consultant since November 2022. Between March 2018 and March 2022, he also served as treasurer of the *Igreja Evangélica de Confissão Luterana* in Brazil - Concórdia Community.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Heloisa Belotti Bedicks	**Date of Birth:**	August 25th, 1960
Occupation:	Economist	**CPF/Passport No.:**	048.601.198-43
Position:	Effective Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	N/A
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:

Among the main professional experiences during the last five (5) years, Ms. Heloisa Belotti Bedicks is a member of the Board of Directors of the Mapfre Group, serves as a member of the Fiscal Council of Vale S.A. and serves as a member of the Audit Committees of Brasilseg *Companhia de Seguros*, Nuclea (CIP S.A.) and *Companhia de Gás de Minas Gerais* (Gasmig). On a voluntary basis, she acts as a member of the Fiscal Councils of the Boticário Foundation and the UN Global Compact and is a member of the Deliberative Council of the NGO - Open Doors in Brazil. For two consecutive terms, she was Deputy Chairman of GNDI – Global Network of Director Institute until January 2020. She was a member of the Board of Directors of BNDES, BNDESpar and FINAME for 3 years until January 2023, as well as its People, Eligibility, Compensation and Succession Committee, the Social, Environmental and Climate Change Responsibility Committee and also its Audit Committee. Between 2020 and 2022, she served as a member of the Fiscal Council of Braskem S.A., of the Association of Supporters of the Mergers and Acquisitions Committee – ACAF (B3, Anbima and IBGC), as a member of the Board of MAPFRE *Seguradora de Garantia e Crédito* S.A., of the Advisory Board of the Ethical Fund of ABN AMRO Asset Management, of the Center for Sustainability Studies of the *Getúlio Vargas* Foundation and of the Corporate Sustainability Index (ISE) of BMF&Bovespa. She served as an advisory board member at the family companies Tecelagem de Fitas Progresso Ltda. and PH Fit - *Fitas e Inovação Têxteis Ltda.*, she was also a Board Member of the ICGN – International Corporate Governance Network and President of ICGLA – Network of Corporate Governance Institutes of Latin America.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table:

Name:	Walmir Urbano Kesseli	**Date of Birth:**	August 28th, 1959
Occupation:	Economist	**CPF/Passport No.:**	357.679.019-53
Position:	Effective Member of the Fiscal Council	**Date of Election:**	March 28th, 2024
Term of Office:	1 year until ASM 2025	**Investiture:**	March 28th, 2024
Elected by the Controller:	Yes	**Start date of the 1st consecutive term of office:**	April 4th,2017*
If an independent member, under the terms of the specific regulations applicable to the matter:	N/A		

Professional experience and other positions held:

Among the main professional experiences during the last 5 (five) years, it is worth mentioning that Mr. Walmir Urbano Kesseli has been working in the Telecommunications sector since April 2017, occupying the position of Chairman of the Fiscal Council of TIM S.A. From March 2012 to February 2013, he has served as President of the non-profit organizations ABC VIDA – Curitiba and Working for Africa, respectively. Since July 2020, he has also served as Vice President of the *Recanto Esperança Integral* Development Center, a non-profit organization.

Declaration of any convictions:

In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity.

* The date considers the mandates in TIM S.A. and TIM Participações S.A., the latter incorporated by the former on August 31st, 2020.

7.5. Existence of a marital relationship, stable union or kinship up to the second degree between:

There is no marital relationship, stable union or kinship up to the 2nd degree between:

(i) candidates for members of the Fiscal Council and our managers;

(ii) candidates for members of the Fiscal Council and managers of our direct and indirect subsidiaries;

(iii) the candidates for members of the Fiscal Council and the managers of our direct or indirect controlling shareholders.

7.6. Subordination, Service Provision or Control Relationships between Managers and Subsidiaries, Controllers and Others in the last 3 fiscal years:

(a) The issuer's direct or indirect subsidiaries, with the exception for the ones in which the issuer has directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the share capital;

(b) The issuer's direct or indirect holding corporations;

(c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

There is no relationship of subordination, provision of service or control between:

(i) candidates for members of the Fiscal Council and the Company;

(ii) candidates for members of the Fiscal Council and our direct and indirect subsidiaries;

(iii) candidates for members of the Fiscal Council and our direct or indirect controlling shareholders; and/or

(iv) candidates for members of the Fiscal Council and relevant suppliers, customers, debtors or creditors of the Company, our direct and indirect parent companies or our direct or indirect subsidiaries.

6. Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2024

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

The process of preparing the Compensation Proposal for Management and the Fiscal Council presented below was supported by market compensation studies, prepared by a renowned specialized consulting firm, with an overview of market practice in general and in selected markets, considering companies with characteristics, size, and governance levels similar to those of the Company.

The evolutionary assumptions adopted for the preparation of this proposal were defined with the main objectives of aligning the compensation of managers with the best practices identified in the market study and supporting the achievement of the Company's strategic objectives.

Therefore, according to the proposal presented to the Compensation Committee and to the Board of Directors of TIM S.A. ("Company"), in meetings held on February 6th, 2024, the following compensation will be proposed to the General Meeting:

1) Board of Directors:

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

2) Fiscal Council:

Proposal for a total annual compensation of R$ 678,000.00 (six hundred and seventy eight thousand Reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

The proposed amount provides for the maintenance of current practices and a 10% adjustment in relation to the values approved for the previous year, so that the fees are adjusted to a minimum of 10% of the average annual remuneration attributed to Statutory Officers (legal requirement).

3) Statutory Officers:

Proposal for an annual global remuneration of R$ 42,814,000.00 (forty-two million, eight hundred and fourteen thousand Reais).

In 2024, the proposal includes 6 members of the Statutory Officers, 25% less than the volume of 8 members approved for the previous year.

For the Fixed Remuneration component, it is foreseen the evolution of the amounts currently practiced considering the forecasts for salary growth in the market, inflation predictions and the

changes and reductions in the composition of the members, resulting in a proposal with a total reduction of 29.4% in relation to the proposal approved in the previous year.

The proposal regarding the Short Term Variable Compensation considers the most optimistic scenario in relation to the exceeding of the goals established for the program's performance indicators, as foreseen in the Company's policy. Thus, variations in relation to this scenario may impact the actual amount of the short-term variable remuneration to be paid. The 33.6% reduction observed in relation to the proposal approved last year is the natural consequence of the effects explained above in the Fixed Remuneration component.

For the Long Term Variable Remuneration proposal, the continuity of the Company's current Long Term Incentive Plan was considered, considering the amounts referring to the grants already awarded and the making of a new grant, as well as the effects of the changes in the Board of Executive Officers on the Long Term Incentive, in accordance with the regulations and resolutions of the Board of Directors.

For the Benefits component, the proposed amounts reflect the changes in the number of members of the Board of Executive Officers, as well as the adjustments resulting from inflation indexes and current contractual conditions.

And, finally, an additional amount was proposed to provide for expenses with terminations and/or hiring, in case of eventual changes in the current composition of the Board of Executive Officers.

Thus, the compensation amount presented herein provides for a reduction of 45.2% of the compensation approved for the previous year.

4) Committees

Proposal for a total annual compensation of R$ 3,024,000.00 (three million and twenty-four thousand reais).

The proposed amount provides for the maintenance of the practices and values approved for the previous year.

7. Item 8 from the Reference Form

8.1. Describe the policy or practice for compensation of the board of directors, of the statutory and non-statutory executive boards, of the fiscal council, statutory committees and audit committees, for risk, finance and compensation, covering the following aspects:

a. objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document can be consulted

The TIM S.A. Management Compensation Policy approved by the Board of Directors on December 15, 2021 (available on the Company's Investor Relations website) is an instrument that aims to establish the rules and principles for defining and evolving the compensation of members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Executive Board in an aligned and competitive manner with market practices, aiming to attract, engage, recognize and retain the human resources required to achieve the Company's strategic objectives, always respecting the corporate governance requirements for publicly traded companies within the country.

The resulting compensation architecture must balance compensation (fixed and variable) and leverage the benefits system, aiming at generating long-term sustainable results for TIM S.A. The definition of the compensation structure and values is supported by the analysis of market practices, mainly in the high technology and telecommunications market, as well as companies that are similar in size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The methodology provides for analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median, mean and/or 3rd quartile). The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

In the TIM S.A. organizational structure, and in accordance with the Internal Regulations of the Board of Directors approved on July 29, 2020 and updated on September 28, 2020, there is a specific committee to address the compensation of the Company's Management, which is the Compensation Committee, composed of 3 effective members of the Board of Directors. This Committee is not statutory, but it is permanent and has the following main powers:

a) prepare the proposal for the apportionment of the annual global amount of the compensation established by the General Meeting among the Company's Officers for the Board of Directors;

b) submit a proposal to the Board for the compensation of Officers aiming to ensure their alignment with the objective of creating value for the Company's shareholders over time;

c) periodically assess the compensation criteria of the Company's Officers and senior executives and, after consulting the Chief Executive Officer, formulate recommendations to the Board;

d) monitor the application of decisions made by the competent bodies and the Company's policies regarding the compensation of senior executives; and

e) analyze other matters related to the compensation of Company members, as delegated by the Board.

Still in the form of the Internal Regulation, the Committee must report its monitoring and evaluation activity to the Board of Directors, and, in relation to items (a) and (b) above, the Committee must

report to the Board before the Meeting of the Board of Directors which is held after the Annual General Meeting.

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

Board of Directors:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives.

Members of the Board of Directors do not have receive fees for holding this position, with the exception of the Chairman of the Board. It should also be highlighted that Board Members may have their total compensation at the Company differentiated according to their participation or not in advisory committees, which have a specific monthly compensation, as described below.

The compensation of the Board of Directors is revisited annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, the People, Culture & Organization Officer proposes, or not, a compensation adjustment, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Board of Directors Committees:

The Company has Specialized Committees, which report to the Board of Directors, namely: The Compensation Committee, Control and Risk Committee, Statutory Audit Committee and ESG (Environmental, Social & Governance) Committee.

Fixed monthly compensation is provided for effective members participating in committees, which is also revisited annually as part of the process described above. Fees for participating in committees are defined according to market practices, and may differ between committees and according to the role of the Board Member (Coordinator or Committee Member).

Fiscal Council:

The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long terms incentives.

The members of the Fiscal Council do not have separate fees for holding this position, except for the Chairman.

The compensation of the Fiscal Council is revised annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee by the People, Culture & Organization Officer who, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

Statutory Executive Board:

The compensation practice includes the payment of fixed monthly fees / salaries, direct and indirect benefits, in addition to short and long-term variable compensation.

Non-Statutory Executive Board:

The compensation practice includes the payment of salary, direct and indirect benefits, in addition to short and long-term variable compensation.

b. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and senior management, indicating:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate

Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company's challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues.

The Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it.

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer.

ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of said studies

The methodology used to define the individual compensation provides for an analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by

companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median, mean and/or 3rd quartile). The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions.

iii. how often and how does the board of directors assess the adequacy of the issuer's compensation policy

TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee.

c. breakdown of compensation, indicating:

i. description of the several elements that make up the compensation, including, in relation to each of them:

• its objectives and alignment with the issuer's short, medium and long-term interests

The Compensation of the members of the Board of Directors and the Fiscal Council is composed of a single element, which is the Fixed Compensation, which may be complemented by participation in advisory committees. The fixed component aims to enhance the strategic role of the members, having as a benchmark the values practiced in the market.

In turn, the Compensation of the Statutory and Non-Statutory Executive Board is composed of 3 elements: Fixed Compensation, Variable Compensation/Incentive and Direct and Indirect Benefits, with varying degrees of relevance, due to market practices, the Company's positioning and the objectives for the position. Each component is duly detailed below:

1) Fixed Compensation:

It aims to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices.

2) Variable Compensation / Incentive:
Aims to reward the achievement and surpassing of the Company's goals, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the goals and objectives of the organization defined in the three-year industrial plan presented to the market. In turn, the variable component is broken down into four groups, namely:

2.1) MBO

The MBO – Management By Objectives – is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company's business, containing goals and objectives, both corporate and functional (for each Board).

• **Corporate Objectives:** the Company's macro objectives, with high strategic relevance, which depend on the collective efforts of all the Company's employees to be achieved. The performance indicators that are considered in determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators (such as reducing the salary gap between men and women in leadership positions), reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.

Such objectives are proposed annually by the Company's management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee.

- **Functional Objectives:** specific objectives of one or more Boards, the results of which rely heavily on the teams involved. They must contribute directly to the achievement of corporate objectives.

After defining the Corporate Objectives, it incumbent upon the Chief Executive Officer to approve the Functional objectives of each Board that will support their achievement. Examples of Functional Objectives are objectives such as: Responsibility Opex, Churn, delivery of several projects (efficiency, network expansion, etc.), among others.

2.2) Bonus (*una tantum*)

The Bonus is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company.

2.3) Hiring/Retention Bonus

The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional losses that may exist in the transition between companies.

2.4) Long-Term Incentive Plan:

The Company implemented the stock-based incentive plans for senior managers and those employees who hold key positions in the Company from 2014 to 2016 and from 2018 to 2023. Such a long-term mechanism aims to: (i) align the interests of senior management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, aiming to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument for retaining key people for the Company.

It is worth highlighting that the Company has a Securities Disclosure and Trading Policy, pursuant to CVM Resolution 44/21, which is communicated to each new member elected in the Company's senior management upon signature of the Term of Adhesion, which is filed at the Company's headquarters.

The Long-Term Incentive Plans establish general terms and conditions for the granting of shares or stock options in the Company, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer.

Specifically for 2017, since the Company started the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term plan took the form of a bonus, with payment conditioned to the achievement of certain financial indicators of TIM, and was divided into three annual installments.

The Plan's management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company's Bylaws.

The Board of Directors is entitled to:

- decide on any measures related to the management of the Plan, interpretation, detailing and application of the general rules established herein;
- modify the terms and conditions for granting the Shares, with the purpose of adapting them to any requirements that may become necessary due to any legal or regulatory changes applicable to the Plan or the Agreement for the Granting of Shares;
- decide on omitted cases, following the general guidelines of the Plan and the applicable legal provisions;
- analyze exceptional cases related to the Plan;
- select the Participants, at its sole discretion, previously evaluated by the Human Resources Board and by the Chief Executive Officer and examined by the Compensation Committee;
- authorize the Company's Board to sign the Share Granting Agreements with the Plan Participants; and
- in case of exceptional situations that make it impossible for the Plan to continue, create mechanisms and rules and/or modify the terms of the Share Granting Agreement, including replacing it with similar instruments, aiming to avoid any distortions and losses to the Participants, to the Company and its Shareholders, in strict alignment with the Plan's objectives.

The Board of Directors must refrain from, except for the adjustments expressly permitted by the Plan: (i) increasing the total limit of Shares that may be granted under the Plan; (ii) changing the provisions relating to the eligibility of Participants; or (iii) without the holder's consent, modifying or impairing any rights or obligations arising from Share Granting Agreements entered into with any Participants.

3) Direct and indirect benefits:

It aims to offer products and services that increase the well-being of the individual and his/her family in economic and social terms, reflecting on the value received by executives, aiming to attract and retain them in the Company.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

The Company seeks to offer a comprehensive benefits package for Senior Management that manages to cover the different dimensions of well-being, with eligibility criteria that can be specific or related to the grade and position of the holder.

Benefits evolve according to market practices and the collective agreement, as well as the evolution of people's expectations and needs. Some examples of benefits offered by the Company are: private pension plan, extended maternity, paternity and marriage leave, health care plan, dental plan, life insurance, day care assistance and food/meal vouchers.

The Company also offers executives the opportunity to customize their benefits package in a way that best meets their needs through a flexible benefits platform.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation calculation methodology and readjustment of each of the compensation elements.

Fiscal Year 2023 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	5.0	3.0	6.4	0.0
Fixed compensation (%)	100%	100%	41%	N/A
Variable compensation (%)	0%	0%	27%	N/A
% Share-Based Compensation (including options)	0%	0%	32%	N/A

Fiscal Year 2022 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	5.0	3.0	7.5	0.0
Fixed compensation (%)	100%	100%	23%	N/A
Variable compensation (%)	0%	0%	24%	N/A
% Share-Based Compensation (including options)	0%	0%	53%	N/A

Fiscal Year 2021 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Non-Statutory Executive Board
Number of effective members	4.8	3.0	7.7	0.0
Fixed compensation (%)	100%	100%	33%	N/A
Variable compensation (%)	0%	0%	32%	N/A
% Share-Based Compensation (including options)	0%	0%	35%	N/A

- **its calculation and readjustment methodology**

The compensation structure aims to follow market practices, mainly in the high technology and telecommunications markets, as well as companies of similar size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company's strategic planning.

The compensation of the Board of Directors, the Advisory Committees and the Fiscal Council are revisited annually, through comparative analyzes with market practices, supported by specialized research. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee that, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders' Meeting.

According to the introduction, the organizational evaluation of positions and compensation amounts is made through an internal system that classifies positions in "bands" based on the Hay methodology (system with which the main positions of the organization are evaluated). Through this methodology, the Company facilitates the comparison of its position with the market, in addition to supporting the management and development of human resources.

The Compensation of the Executive Board is made up of the following elements, with varying degrees of relevance, due to the impacts they may generate on the Company's results, as follows:

1) Fixed compensation

1.1) Base Salary or Management Fees: The fixed compensation consists of the payment of 12 installments per year, plus the 13th salary and vacation for Statutory and Non-Statutory Officers who are governed by the Brazilian Labor Code (CLT).

The definition of the benchmark fixed compensation to support the definition of the individual compensation of each member of the Executive Board is based on the "weight" of the position, according to the Hay methodology. The definition of individual compensation, as well as its periodic readjustment, mainly consider one's previous compensation, the criticality of the position, performance and achievement of established goals, the need for shielding, internal equity (including that of gender and race) and the comparative analysis with the market, through salary surveys conducted by specialized consulting firms, as well as the competitive scenario.

2) Variable compensation

2.1) MBO

The main performance indicators that are considered when determining the compensation elements are the financial, economic and functional indicators, reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan.

In 2023, the defined corporate objectives, with a total weight of 85%, were as follows: of a financial nature, namely, EBITDA, Equity Free Cash Flow, Net Revenue; related to ESG, namely, NPS, Employee Engagement and Junior Management Gender Salary Gap; and with a Digital Transformation bias, such as Recharges on Digital Channels on Sales, Monthly Average of unique users on the Meu Tim App and Payments.

On the other hand, functional objectives vary annually and address specific challenges, according to the Officer's area of responsibility, with examples such as: Responsibility Opex, Churn, delivery of several projects (efficiency, network expansion, etc.), among others. In 2023 the functional objectives had a weight of 15%.

The variable compensation of the Executive Board is directly linked to the evolution of performance indicators of interest to the issuers. Based on this, we align and link the interests of Officers to the Company's results.

Each objective is assigned a weight and three target levels, which correspond to 3 payment levels (currently set at 50%, 100%, and 150%). All objectives are paid individually, and eligibility triggers may apply. Objectives with attainment below the minimum target of 50% do not generate payment and those with attainment above the maximum target have their payment limited to 150%.

For each MBO (Management By Objectives) participant, a target value is defined based on a salary multiple and its readjustment considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized surveys market.

2.2) Bonus (*una tantum*)

The bonus is based on valuing individual performance, which justifies the company's recognition, especially considering tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a salary multiple, the payment amount of which may vary according to the strategic role, the individual's performance based on the relevance of a given project / initiative and / or financial / qualitative return for the Company, in line with the market's Compensation Practices.

2.3) Hiring / Retention Bonus

The value of the Bonus is defined as an amount of annual salaries, in line with market practices and proportional to the required retention period. In the case of Hiring Bonus, it may also vary depending on the particularities and specific conditions involved in the negotiation between the parties.

2.4) Long-term incentive plan:

For each participant, a target value is defined based on a salary multiple, which is converted into a target number of shares. Such amount considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys.

2014-2016 Plan:

The vesting condition considered the appreciation of the TIM share and was readjusted, in each exercise period, according to TIM's position in relation to the benchmark panel according to a TSR ranking (Total Shareholder Return) , which measured the performance of the shares during each vesting period.

The base exercise price was established and defined by the board of directors for each of the grants. The number of options granted annually was determined according to the following:

- The annual target grant defined for each participant was based on a salary multiple, whose readjustment considered the importance of the occupant's function within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys; and
- The fair value based on a financial option valuation model.

2017 Bonus:

The bonus value considered the performance of the Net Financial Position indicator. The payment was provided for in 3 installments, linked to performance conditions. The target award defined for each participant was based on a salary multiple that considered the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys.

2018-2020 And 2021-2023 Plans:

The plans consider the granting of shares, according to the achievement of a set of performance measures and according to the fulfillment of a defined period (restricted shares) .

The Plans propose to grant participants shares issued by the Company, subject to the participant's permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, because of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are linked to economic-financial indicators and equity performance metrics (for example: EBITDA After Lease minus CAPEX and Total Shareholder Return) and Environmental, Social & Governance (ESG) indicators, example: % of women in leadership positions, % of black people in leadership positions, eco-efficiency and recycling of solid waste, always in line with the objectives presented to shareholders for the Three-Year Plan.

The term of validity of 2018-2020 and 2021-2023 Plans has the same periodicity of 3 years related to its vesting. In turn, in addition to considering the transfer of Shares, also provides for the possibility of making payment to participants of the equivalent amount in cash. As approved by

the Company's General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company's Articles of Organization.

The base price of the share, for the purpose of calculating the amount to be granted to each Participant based on their award, considers the average price of the share, weighted by the financial volume, during a period defined by the Board.

The amount of shares awarded is calculated according to the market price by dividing the target reward by the base share price. Performance conditions may also vary the number of shares granted, for more or less, depending on the criteria defined in each Grant.

The performance measures defined for the Grants of the 2018-2020 and 2021-2023 Plans are broken down into an internal financial target and an external target for relative share performance, considering the TSR of the Company's shares compared to the performance of the IBrX-50. Both were linked to an award table with a minimum variation of 75% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the internal indicator, when reached, by up to +50 pp beyond the 150% limit, and it can slow down the minimum award of 75% by 25 pp.

2.5) Clawback Policy

Participants in Variable Compensation Programs will be subject to the Clawback Policy approved by the Board of Directors on November 6, 2023. This Policy provides for recovery of compensation in the event of a restatement of financial statements resulting from material failure to comply with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth therein. It is intended to comply with the requirements recently implemented by the SEC (Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Companies Manual - "Listing Rule"). The full Clawback Policy is available for consultation on the Investor Relations website at: https://ri.tim.com.br/esg/regulamentos-e-politicas.

In addition to the conditions provided for in the approved Clawback Policy, the Company may also recover any prize resulting from these programs that were, in whole or in part, obtained due to any type of error, fraudulent behavior or misconduct attributable to the participant, without which the same performance-related prize would not have been achieved or would have been achieved at a lower level.

The activation of the Clawback does not exclude the Company's right to indemnity for any additional damages, nor in any way excludes the possibility of new initiatives, such as disciplinary measures, termination and/or any other lawsuit whatsoever permitted and provided for in accordance with current legislation. In this sense, the possibility of activating the Clawback is an additional element and not a replacement for other actions that can be triggered by the Company.

The total amount that can be claimed for recovery corresponds to the difference between the net amount recognized as a performance-based award and the net amount that would have been achieved in the absence of the fraudulent behavior/misconduct/error. The activation of the recovery request may or may not be linked to a restatement of the financial statements, depending on the characteristics of the triggering event. In cases where it is necessary to restate the financial statements, the recovery will apply to all participants in the Programs, regardless of whether they gave rise to such recovery. In cases where fraudulent behavior / misconduct / error does not require restatement of the financial statements, the Board of Directors undertakes to decide whether the activation of Clawback will cover all participants who shared the same objective or only those who caused its activation.

To activate the Clawback, the Board of Directors must first offer the Participant in question the possibility of requesting to be heard by the Compensation Committee, which will report the result of the hearing to the Board of Directors. If the Board of Directors deems it appropriate to proceed with the activation of the Clawback Policy, the Company will communicate the amounts recovered

to the Participant in question in writing so that he or she can proceed directly with the refund within 90 days. After this period, without the Participant in question having directly refunded the indicated amount, the Company may order the recovery of the relative amount by deducting them from future payments or even through a lawsuit.

This policy may be activated in the three years following the calculation or disbursement of the award subject to this action or fiscal year, whichever is older. The Clawback Policy can be activated even if the respective Participant has, at the date of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company.

3) Direct and indirect benefits:

3.1) Private pension

The Company has a private pension plan with Icatu/Onze, which guarantees the same conditions for the Company's senior management as for other participants. This plan was launched in October 2023 and allows its participants to make the value of their contributions flexible by up to 15% of the nominal salary for participants in the Flexible Benefits program, and up to 5% of the nominal salary for other participants. For such contribution, the employee must contribute at least the same amount.

Until September 2023, when the plan with Itaú was still in force, the contribution rule was applied as follows: for nominal salaries of up to R$ 2,620.00, the company contributed 1% of this amount. If the person received a nominal salary greater than R$ 2,620.00, the contribution was made as follows: 1% of R$ 2,620.00 added to 6.6% referring to the difference between R$ 2,620.00 and the nominal salary. It was still possible to make the contribution value more flexible directly through the Flexible Benefits program.

As for the possibility of early redemption, this can occur in the following cases:

• In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund;

• At any time, the participant can redeem his/her part of the contribution. However, the company's portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions or grace periods beyond those already provided for in legislation on the topic);

• Upon termination of the relationship with the Company, the participant can access the company's part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan) or on the company's time (installment linked to the accumulated balance of Itaú/Onze plan).

It is worth highlighting that the Company's Private Pension Plan does not cover the members of the Board of Directors and the members of the Fiscal Council.

3.2) Benefits Package

The Company has a wide benefits package for Senior Management, where TIM offers, according to the established eligibility criteria: bank benefits, agreements, extended maternity leave, extended paternity leave, extended marriage leave, company time off, health care plan, pharmacy assistance, dental plan, life insurance, child nutrition assistance, daycare assistance, assistance for children classified as PwD, guidance and personal support program, food/meal vouchers, education reimbursement and quality of life. This benefits package evolves according to market practices and the collective agreement.

The benefits package for each member of Senior Management considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys.

- **main performance indicators considered therein, including, where applicable, indicators linked to ESG issues**

Fixed Compensation: Market practices are the factors considered in determining value, in addition to individual performance and achievement of established targets.

Variable compensation:

i. **MBO** - The main corporate economic / financial indicators of the Company are associated with this compensation instrument, such as EBITDA, Equity Free Cash Flow and Net Revenue, plus ESG indicators, namely, Employee Engagement and Junior Gender Salary Gap. Through this instrument, we seek to achieve / exceed the targets and objectives of the organization defined in the Triennial Plan presented to the market.

ii. **Bonus (*una tantum*)** - Appreciation of individual performance, which justifies the recognition by the company. The application of this instrument is not necessarily linked to quantitative and pre-defined objectives.

iii. **Hiring/Retention** – Need to attract key positions and/or length of stay at the Company or another company belonging to the group.

iv. **Long-term incentive plan:**

2014-2016 Plan: The options had no impediment to the exercise and the strike price varied according to the comparative performance of TIM's share price in relation to the market.
2017 Bonus: It considered the evolution of the cash generation financial indicator - Net Financial Position.
2018-2020 And 2021-2023 Plans: Shares are awarded based on the achievement of a set of performance measures and on compliance with a defined period of time. The plan's performance measures consider internal economic/financial indicators, external relative performance indicators (the Company's position in a TSR ranking made up of companies that make up the IBrX-50) and ESG indicators.

ii. reasons that justify the formation of compensation

The compensation breakdown considers the importance of the occupant's role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of positions, through an internal system that classifies positions into "bands" based on the Hay methodology (a system with which the main positions in the organization are evaluated). The Company's short, medium and long-term compensation components are based on financial results, which act as a parameter for defining the limits of variable compensation and the share-based plan, ensuring equality between results and bonuses for the Company's executives.

iii. the existence of members not compensated by the issuer and the reason for this

The Company has five members of the Board of Directors who are not compensated, as they expressly waived the fixed monthly fees in the year 2023.

d. existence of compensation supported by subsidiaries or direct or indirect controlling shareholders

The members of the Statutory Executive Board, of the Board of Directors and of the Fiscal Council, when compensated because of activities performed for the Company, have their compensation fully borne by TIM S.A.

e. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as disposal of issuer's controlling interest

The Company does not define as a rule the compensation or benefit linked to the occurrence of a corporate event. However, it can establish a Hiring / Retention Bonus or link certain performance objectives in its variable incentive instruments to those who act directly with the challenges associated with the corporate movement, thus enabling the fulfillment of the strategic plan and the creation of value for shareholders. Finally, for the Share-based Long-Term Incentive Program, the possibility of the Board of Directors revising it is provided for, taking the necessary measures to allow its continuity, including its replacement by similar instruments, to avoid any distortions and losses to the Participants, the Company and its Shareholders, in strict alignment with its objectives.

8.2. In relation to the compensation stated in the profit or loss for the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council.

Total compensation for the Year as of 12/31/2024 - Budgeted

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10	6	3	19
Number of compensated members	10	6	3	19
Annual fixed compensation	**9,460,800.00**	**17,494,000.00**	**813,600.00**	**27,768,400.00**
Salary or Directors' fee	4,860,000.00	10,865,000.00	678,000.00	**16,403,000.00**
Direct and indirect benefits	0	1,547,000.00	0	**1,547,000.00**
Participation in committees	3,024,000.00	0	0	**3,024,000.00**
Other	1,576,800.00	5,082,000.00	135,600.00	**6,794,400.00**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	-
Variable compensation	**0**	**18,381,000.00**	**0**	**18,381,000.00**
Bonus	0	0	0	0
Profit sharing	0	13,869,000.00	0	13,869,000.00
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Other	0	4,512,000.00	0	4,512,000.00
Description of other variable compensations	-	Hiring Bonus	-	-

Post-employment	0	0	0	0
Cessation of the job position	0	0	0	0
Share-based (including options)	0	12,021,000.00	0	12,021,000.00
Note	-	-	-	-
Total compensation with INSS	9,460,800.00	47,896,000.00	813,600.00	58,170,400.00

Total compensation in the Year as of 12/31/2023 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.0	6.4	3.0	19.4
Number of compensated members	5.0	6.4	3.0	14.4
Annual fixed compensation	5,146,800.00	15,230,060.38	604,800.00	20,981,660.38
Salary or Directors' fee	2,760,000.00	10,729,183.49	504,000.00	13,993,183.49
Direct and indirect benefits	0.00	1,349,820.53	0.00	1,349,820.53
Participation in committees	1,659,000.00	0.00	0.00	1,659,000.00
Other	727,800.00	3,151,056.36	100,800.00	3,979,656.36
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	-
Variable compensation	0.00	8,032,421.99	0.00	8,032,421.99
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	6,705,421.99	0.00	6,705,421.99
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	1,327,000.00	0.00	1,327,000.00
Description of other variable compensations	-	Hiring	-	-
Post-employment	0.00	0.00	0.00	0.00
Cessation of the job position	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	9,541,559.03	0.00	9,541,559.03
Note	-	-	-	-
Total compensation with INSS	5,146,800.00	32,804,041.41	604,800.00	38,555,641.41

Total compensation in the Year as of 12/31/2022 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.0	7.5	3.0	20.5
Number of compensated members	5.0	7.5	3.0	15.5
Annual fixed compensation	**5,146,800.00**	**18,121,856.68**	**612,801.02**	23,881,457.70
Salary or Directors' fee	2,760,000.00	13,208,743.19	510,667.68	**16,479,410.87**
Direct and indirect benefits	0.00	1,969,816.25	0.00	**1,969,816.25**
Participation in committees	1,659,000.00	0.00	0.00	**1,659,000.00**
Other	727,800.00	2,943,297.24	102,133.34	**3,773,230.58**
Description of other fixed compensation	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	Fixed Compensation - Others refers to payments made to the INSS.	-
Variable compensation	**0.00**	**15,202,046.26**	**0.00**	15,202,046.26
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	13,688,685.15	0.00	**13,688,685.15**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Other	0.00	1,513,361.11	0.00	**1,513,361.11**
Description of other variable compensations	-	Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	0.00
Cessation of the job position	**0.00**	**917,562.72**	**0.00**	917,562.72
Share-based (including options)	**0.00**	**33,925,371.03**	**0.00**	33,925,371.03
Note	-	-	-	-
Total compensation with INSS	**5,146,800.00**	**68,166,826.69**	**612,801.02**	73,926,427.71

Total compensation in the Year as of 12/31/2021 - Annual amounts

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	**10.0**	**7.7**	**3.0**	**20.7**
Number of compensated members	**4.8**	**7.7**	**3.0**	**15.5**
Annual fixed compensation	**4,878,254.42**	**17,898,861.56**	**621,264.41**	**23,398,380.39**
Salary or Directors' fee	2,657,258.06	12,040,679.41	517,733.34	**15,215,670.81**
Direct and indirect benefits	0.00	2,234,465.33	0.00	**2,234,465.33**
Participation in committees	1,487,935.48	0.00	0.00	**1,487,935.48**
Other	733,060.88	3,623,716.82	103,531.07	**4,460,308.77**
Description of other fixed compensation	Fixed Compensation - Other refers to payments made to the INSS.			-
Variable compensation	**0.00**	**14,126,100.54**	**0.00**	**14,126,100.54**
Bonus	0.00	1,407,000.00	0.00	1,407,000.00
Profit sharing	0.00	11,316,633.04	0.00	11,316,633.04
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	1,402,467.50	0.00	1,402,467.50
Description of other variable compensations	-	Retention and Hiring	-	-
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Cessation of the job position	**0.00**	**0.00**	**0.00**	**0.00**
Share-based (including options)	**0.00**	**15,175,867.48**	**0.00**	**15,175,867.48**
Note	-	-	-	-
Total compensation with INSS	**4,878,254.42**	**47,200,829.58**	**621,264.41**	**52,700,348.41**

8.3. In relation to the compensation of the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council:

Fiscal Year 2024 (Budgeted)	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Total number of members	10	3	8	21
Number of compensated members	0	0	8	8
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	9,245,900.00	9,245,900.00
Maximum amount provided for in the compensation plan	N/A	N/A	13,868,850.00	13,868,850.00
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	0.00	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	0.00	0.00

Fiscal Year 2023 (Actual)	Board of Directors	Fiscal Council	Statutory Executive Board	Total
Total number of members	10.0	3.0	6.4	19.4
Number of compensated members	5.0	0.0	6.4	11.4
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	8,717,500.15	8,717,500.15
Maximum amount provided for in the compensation plan	N/A	N/A	13,076,250.22	13,076,250.22
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	9,589,250.16	9,589,250.16
Bonus *(one tantum)*				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Amount actually recognized in profit or loss for the year	N/A	N/A	0.00	0.00
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	0.00

Amount actually recognized in profit or loss for the year	1,659,000.00	N/A	N/A	**1,659,000.00**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2023 and the provisioning of the previous year's program.

Fiscal Year 2022 (Actual)	**Board of Directors**	**Fiscal Council**	**Statutory Executive Board**	**Total**
Total number of members	**10.0**	**3.0**	**7.5**	**20.5**
Number of compensated members	**5.0**	**0.0**	**7.5**	**12.5**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	10,419,537.04	10,419,537.04
Maximum amount provided for in the compensation plan	N/A	N/A	15,629,305.56	15,629,305.56
Amount actually recognized in profit or loss for the year [1]	N/A	N/A	12,503,444.45	12,503,444.45
Bonus ***(one tantum)***				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	N/A	N/A	0.00	**0.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	**0.00**
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	**0.00**
Amount actually recognized in profit or loss for the year	1,659,000.00	N/A	N/A	**1,659,000.00**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2022 and the provisioning of the previous year's program.

Fiscal Year 2021 (Actual)	**Board of Directors**	**Fiscal Council**	**Statutory Executive Board**	**Total**
Total number of members	**10.0**	**3.0**	**7.7**	**20.7**
Number of compensated members	**4.8**	**0.0**	**7.7**	**12.5**
Values in reais (R$)				
MBO				
Minimum amount provided for in the compensation plan	N/A	N/A	0.00	**0.00**

Target Value provided for in the Compensation Plan	N/A	N/A	11,157,831.71	**11,157,831.71**
Maximum amount provided for in the compensation plan	N/A	N/A	16,736,747.56	**16,736,747.56**
Amount actually recognized in profit or loss for the year [(1)]	N/A	N/A	11,157,831.71	**11,157,831.71**
Bonus ***(one tantum)***				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Amount actually recognized in profit or loss for the year	N/A	N/A	1,407,000.00	**1,407,000.00**
Participation in meetings and committees				
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Target Value provided for in the Compensation Plan	N/A	N/A	N/A	0.00
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	0.00
Amount actually recognized in profit or loss for the year	1,487,935.48	N/A	N/A	**1,487,935.48**

1. The MBO values reported in this table refer exclusively to the current year's program. Therefore, they do not include the variations between the payment made in 2021 and the provisioning of the previous year's program.

8.4. Regarding the share-based compensation plan of the Board of Directors and the Statutory Executive Board in force on the last year and provided for the current year:

a. general terms and conditions

At the Extraordinary General Meeting held on April 10, 2014, the Long-Term Incentive Plan was approved, effective for the years 2014 to 2016, which consists of a stock option plan ("Plan"). Within the scope of the Plan, officers and employees of the Company ("Beneficiaries") are eligible to receive options to purchase or subscribe for shares issued by us upon execution of a share purchase option and/or subscription agreement ("Option Agreement"), which should specify: (a) the number of shares object of the option grant; (b) the conditions for acquiring the right to exercise the option; (c) the final term for exercising the option, following the limit of 6 years from the grant date; and (d) the criteria for defining the strike price and payment conditions.

For 2017, the Company started a process of restructuring its long-term incentive plan. In this sense, as approved by the Board of Directors, and, exceptionally, for said year, the long-term incentive plan was implemented in the form of bonus grants, the payment of which was conditioned to the minimum achievement of the financial indicator for TIM's cash generation.

Continuing the informed restructuring process, the Company submitted to the relevant corporate bodies the format of the current Long-Term Incentive Program for the 2018-2020 fiscal years. The Plan, approved at an Extraordinary General Meeting held on April 19, 2018, proposes to compensate participants with shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . Under the Plan, the Company's officers and employees ("Participants") are eligible to receive shares issued by us upon execution of a share grant agreement ("Share Grant Agreement"), which must specify: (a) the number of shares object of the grant; (b) general conditions of performance and grace period for acquiring the right to receive shares; (d) the performance factors and how they may change the number of Performance Shares awarded and (e) the number of shares that will be subject to the Share Ownership Policy. The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance

objectives are linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG (Environmental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Triennial Plan.

On March 30, 2021, the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger into TIM S.A. on August 31, 2020) approved a new long-term incentive plan for the years 2021-2023, whose Regulation contains the same characteristics as the 2018-2020 Plan mentioned above.

The Share-Based Long-Term Incentive Plans are managed by the Board of Directors, with the support of the Compensation Committee, following the terms of the Plan and the limits established by law and our Bylaws.

b. approval date and responsible body

The Long-Term Incentive Plan, effective from 2014 to 2016, was approved at an Extraordinary Shareholders' Meeting held on April 10, 2014.

For 2017, the Company started a process of restructuring its long-term incentive plan. In this sense, as approved by the Board of Directors, and, exceptionally, for said year, the long-term incentive plan was implemented in the form of bonus grants, the payment of which was conditioned to the minimum achievement of the financial indicator for TIM's cash generation.

Continuing the informed restructuring process, the Company submitted to the relevant corporate bodies the format of the current Long-Term Incentive Program for the 2018-2020 fiscal years. The Plan was approved at an Extraordinary Shareholders' Meeting held on April 19, 2018.

A new long-term incentive plan for the years 2021-2023 was approved on March 30, 2021 by the Annual Shareholders' Meeting of TIM S.A. (TIM Participações S.A. before the merger into TIM S.A. on August 31, 2020), whose Regulations have the same characteristics as the 2018-2020 Plan mentioned above.

c. maximum number of shares covered

The shares granted under the terms of the Long-Term Incentive Plan, including those already received by the participants or not, minus those canceled under the terms of the Plan, may grant rights on a number of shares that does not exceed 2% of the total number of shares issued of the Company during the Plan's effectiveness, provided that the total number of Shares issued or likely to be issued under the terms of the Plan is within the limit of the Company's authorized share capital.

d. maximum number of options to be granted

The options granted under the terms of the Long-Term Incentive Plans based on call options, including those already exercised or not, and discounting those canceled under the terms of the Plan, were limited to a number of shares that did not exceed 2% of the total number of shares issued by the Company during the Plan's effectiveness, provided that the total number of Shares issued or likely to be issued under the terms of the Plan were within the limit of the Company's authorized share capital.

e. conditions for acquisition of shares

The conditions for acquiring shares, as provided for in the Plans, are described in the Share Option Agreement or in the Share Granting Agreement entered into with each of the Participants.

Aiming to exercise the call options, the Participant must express its intention to acquire the shares and pay the strike price to the Company within the deadlines established for each grant. To be entitled to receive the shares granted as Restricted Shares and/or Performance Shares, the beneficiary must wait a maximum period of 90 days, after the end of the Company's grace period, to transfer the shares, provided the applicable performance and grace period conditions are met.

f. criteria for setting the acquisition or strike price

The strike price of the options granted ("Strike Price"), in the case of the 2014-2016 Plan, and the base price of the shares granted for the 2018-2020 and 2021-2023 Plans, set by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. 2014-2016 Plan

(i) Share Base Price Measurement Date: date, to be set by the Board of Directors, prior to the granting of options under the Plan, for defining the Base Price per Share;

(ii) Share Base Price: may vary according to the Grant, as follows:

1st, 2nd and 3rd Grants: average price of the shares issued by us, weighted according to the daily financial volume of trades carried out in the last 30 days on B3 immediately prior to the Date of Measurement of the Share Base Price;

(iii) Measurement Date: date to be set by the Board of Directors, prior to the initial vesting period for the options granted under the Plan (as provided for in the respective Stock Option Agreements), to determine TIM's position in relation to the benchmark panel, considering a ranking of TSR (Total Shareholder Return) , necessary to determine the Strike Price;

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and the Dividends to demonstrate the return provided to the shareholder. It is calculated according to the following formula: (Final Share Price – Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this indicator, when a company has more than one type of share, the result of the TSR of each one will be weighted by its total market value (number of Shares x Share price), having the period of Initial Share Price as a reference;

(vi) Absolute Performance:

1st, 2nd and 3rd grants: the model defined in this Plan does not consider absolute performance evaluation;

(vii) Relative Shareholding Performance: share performance ranking, comprising the shares of TIM S/A and Similar Companies and/or indexes representing the securities portfolio, calculated using the Total Shareholder Return concept.

If the position reached by the Company's Shares is between the last position and the median position, the Base Strike Price will be positively adjusted as defined by the Board of Directors, with such adjustment being limited to:

(a) 5% of the Base Price of the Share for the 1st Grace Period;

(b) 10% of the Base Price of the Share for the 2nd Grace Period;

(c) 15% of the Share Base Price for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and the median position, the Base Strike Price will be negatively adjusted as defined by the Board of Directors, with such adjustment being limited to:

(a) -5% of the Share Base Price for the 1st Grace Period;

(b) -10% of the Share Base Price for the 2nd Grace Period;

(c) -15% of the Share Base Price for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the Beneficiary's right over 25% of the Options that became mature at that moment will be extinguished.

2. 2018-2020 Plan and 2021-2023 Plan

The Plans defined for 2018-2020 and 2021-2023 allow TIM managers and/or employees to receive payments in shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . Unlike the provisions for the 2014-2016 Plan, the 2018-2020 and 2021-2023 Plans do not include criteria for setting the acquisition price, as they grant shares at market value, according to the rules below:

(i) Measurement Period of the Share Base Price: period, to be set by the Board of Directors, prior to the Share Granting, for defining the Share Base Price;

(ii) Share Base Price: average price of the Shares, weighted by the daily financial volume traded at B3 (B3 S.A. – Brasil, Bolsa, Balcão) during the Measurement Period of the Share Base Price.

g. criteria for setting the acquisition or strike term

For the 2014-2016 Plan, the Board of Directors established the deadline for exercising the options for each Beneficiary in the respective Option Agreements. However, under the terms of each Plan, the period for exercising the options was a maximum of 6 years from the grant date.

For the 2018-2020 and 2021-2023 Plans, as they are stock grant plans and not options, there is no exercise term defined.

h. form of settlement

For the 2014-2016 Plan, payment of the Strike Price is made in cash upon acquisition, with funds from the Beneficiary.

Alternatively, if the Beneficiary's relationship with the Company is effective, the Board of Directors approved granting the Beneficiary a specific period for payment of the Strike Price, pursuant to the Plan.

In the event of financing by the Company for the years referring to the 2014-2016 Plan, a maximum period of 10 business days was defined, allowing the Beneficiary to do so with the proceeds from the sale of shares subject to the option.

For the 2018-2020 and 2021-2023 Plans, there is no stipulated form of settlement, as there is no procedure for acquiring shares since the Plan provides for the granting of shares at market value. The Board of Directors has the option of making the payment in shares or its equivalent in cash.

i. restrictions to the transfer of shares

The Board of Directors, in the role of administrator of the Plans, must follow the best governance practices and the rules restricting the transfer of shares granted, acquired or subscribed when exercising the call option and/or the subscription/granting of shares issued. As of the 2018-2020 Plan, the Board of Directors is also entitled to establish Stock Ownership Guidelines).

j. criteria and events that, when checked, will cause the suspension, change or extinction of the plan

Without prejudice to the provisions of the Plans or any of the Stock Option or Granting Agreements, the options/shares granted under the terms of the Plans will automatically expire, ceasing all their effects by operation of law, in the following cases:

(i) upon the full exercise of the call options, considering the grants under the Plan in effect between 2014 and 2016 or full receipt of the shares provided for under the grants of the 2018-2020 and 2021-2023 Plans;

(ii) after the expiration of the effectiveness of the options considering the grants under the Plan in force between 2014 and 2016;

(iii) upon termination of the Option or Stock Granting Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever there are situations that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by Beneficiaries/Participants; and

(vi) in the event of termination of the Beneficiary/Participant described in item "k" below.

k. effects of the removal of the officer from the issuer bodies on its rights provided for in the share-based compensation plan

If the Beneficiary leaves the Company voluntarily, or if the termination of the mandate, termination of the Beneficiary's employment or service contract occurred by decision of the Company and without just cause (or without the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), the rights arising from the option not exercisable on the date of termination, according to the rules of the Stock Option Agreement, are automatically extinguished, by operation of law, regardless of prior notice or indemnification. For the 2014-2016 Plan, such rights can be exercised within 6 months from the date of termination, under penalty of termination, by operation of law, regardless of prior notice or indemnification. However, the Board of Directors may, exceptionally, anticipate the exercise period referring to the options granted to Beneficiaries dismissed from the Company as a result of the causes described above.

In the event of dismissal at the Company's initiative during a period of up to 12 months from the date of the event that characterizes the transfer of the Company's shareholding control, the Beneficiary may fully exercise the option with respect to the exercisable rights or not yet exercisable upon dismissal, and the Board of Directors must adopt the necessary measures for this purpose, including the definition of the conditions for exercising the options.

For the 2018-2020 and 2021-2023 Plans, in the event of Termination by decision of the Company without the occurrence of just cause (or without the occurrence of facts that would constitute just cause if the Participant were an employee of the Company), the right to receive Shares Granted who have not completed the Grace Period on the date of termination will be proportional to the Grace Period effectively completed, dividing the total number of months completed by the total number of months comprising the Grace Period, considering as a "month" the period of 30 consecutive days. If the Beneficiary requests resignation from the Company, the right to receive the Granted Shares that have not completed the Grace Period on the termination date will be automatically extinguished, by operation of law, regardless of prior notice or indemnification.

If the termination of the mandate, termination of the Beneficiary's employment or service contract has taken place by decision of the Company for just cause (or with the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), any right arising from the Stock Option/Share Agreement will be considered automatically extinct, by operation of law, regardless of prior notice or indemnification.

In the event of termination due to retirement of the Beneficiary, the Beneficiary may exercise the option in relation to the rights exercisable upon termination, according to the rules of the Stock Option Agreement, within a maximum period of 1 year from the date of termination, under penalty of termination, by operation of law, regardless of prior notice or indemnification.

In the event of termination due to permanent disability of the Beneficiary, the Beneficiary may fully exercise the option, in relation to the rights exercisable or not yet exercisable upon termination, according to the rules of the Stock Option Agreement, within a maximum period of one year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or indemnification.

In the event of the Beneficiary's death, for the 2014-2016 Plan, his/her heirs and successors may fully exercise the option in relation to the rights exercisable or not yet exercisable at the time of death, according to the rules of the Stock Option Agreement, within a maximum period of one year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or indemnification. For the 2018-2020 and 2021-2023 Plans, the Participant's heirs and successors will fully receive the amounts of the Shares Granted that have not completed the Grace Period (considering 100% of the performance conditions for the remaining period being met) in cash, regardless of compliance with the Grace Period.

In case of removal of the Participant, for the 2018-2020 and 2021-2023 Plans, making it impossible for him/her to carry out his/her activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of his/her Share Granting Agreement, regardless of the Grace Period.

For the purposes of the Plan, dismissal will not be considered to have occurred if the Beneficiaries/Participants are relocated to another company of the same conglomerate as the Company, meaning any direct or indirect parent of the Company, affiliated, subsidiary or subject to common control.

8.5. In relation to the share-based compensation in the form of stock options recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

Share-based compensation expected for the current fiscal year - Year 2024	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.0**
Number of compensated members	**0.0**	**6.0**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	N/A
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	N/A
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Weighted average price of the exercise (1):		
(a) Of outstanding options in the beginning of the year	N/A	7.69
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	7.69
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

Share-based compensation - fiscal year ended 12/31/2021	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.7**
Number of compensated members	**0.0**	**7.7**
Weighted average price of the exercise [1]:		
(a) Of outstanding options in the beginning of the year	N/A	R$ 7.50
(b) Lost and expired options during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	R$ 7.50
Potential dilution in case of exercise of all outstanding options	**N/A**	**N/A**

[1] The **Weighted Average Strike Price** informed in the tables above corresponds to the adjusted Base Price of the Share, either upwards or downwards, as a result of the Relative Share Performance of the grants of the 2014-2016 Plan.

8.6. In relation to each grant of stock options carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content:

Share-based compensation expected for the current fiscal year - Year 2024	Board of Directors	Statutory Executive Board
Total number of members	**To be defined**	**To be defined**
Number of compensated members	**To be defined**	**To be defined**
Stock option grant		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Term for the options to become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**N/A**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**N/A**

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Stock option grant		
Grant date	N/A	N/A
Number of options granted	N/A	N/A
Term for the options to become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A

Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**N/A**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	**N/A**

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	**Statutory Executive Board**
Total number of members	10.0	7.5
Number of compensated members	0.0	7.5
Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A
Fair value of options on the grant date	**N/A**	**R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant**
Multiplying the number of shares granted by the fair value of the options on the grant date	**N/A**	R$ 3,321,091.26 – 1st grant R$ 4,256,811.15 – 2nd grant R$ 5,632,288.64 – 3rd grant

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	**Statutory Executive Board**
Total number of members	10.0	7.7
Number of compensated members	0.0	7.7
Stock option grant		
Grant date	N/A	09/29/2014 - 1st grant 10/16/2015 - 2nd grant 09/29/2016 - 3rd grant
Number of options granted	N/A	749,682 - 1st grant 1,811,409 - 2nd grant 2,327,392 - 3rd grant
Term for the options to become exercisable	N/A	09/29/2015 - 1st grant 10/16/2016 - 2nd grant 09/29/2017 - 3rd grant
Maximum term for the exercise of options	N/A	09/29/2020 - 1st grant 10/16/2021 - 2nd grant 09/29/2022 - 3rd grant
Term of restriction to the transfer of shares	N/A	N/A

Fair value of options on the grant date	N/A	R$ 4.43 - 1st grant R$ 2.35 - 2nd grant R$ 2.42 - 3rd grant
Multiplying the number of shares granted by the fair value of the options on the grant date	N/A	R$ 3,321,091.26 – 1st grant R$ 4,256,811.15 – 2nd grant R$ 5,632,288.64 – 3rd grant

8.7. As regards the outstanding options of the Board of Directors and the Statutory Directors at the end of the last year:

- 2014-2016 Plan

Outstanding options at the end of the fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.4
Number of compensated members	0.0	6.4
Options not yet exercisable		
Quantity	N/A	0
Date on which they will become exercisable	N/A	N/A
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average strike price	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Options exercisable		
Quantity	0	0
Maximum term for the exercise of options	N/A	N/A
Term of restriction to the transfer of shares	N/A	N/A
Weighted average strike price	N/A	N/A
Fair value of the options as of the last day of the year	N/A	N/A
Fair value of the total options as of the last day of the year	N/A	N/A

8.8. As regards the options exercised in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years:

Options exercised - Year ended December 31, 2023	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.4
Number of compensated members	0.0	6.4
Options exercised		
Quantity of shares	N/A	N/A
Weighted average strike price	N/A	N/A
Weighted average market price of the shares related to the options exercised	N/A	N/A
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	N/A

Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	N/A

Options exercised - Year ended December 31, 2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Options exercised		
Quantity of shares	N/A	112,552
Weighted average strike price	N/A	R$ 7.69
Weighted average market price of the shares related to the options exercised	N/A	R$ 12.1058
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 4.4158
Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 497,007.12

Options exercised - Year ended December 31, 2021	Board of Directors	Statutory Executive Board
Total number of members	**N/A**	7.7
Number of compensated members	**N/A**	7.7
Options exercised		
Quantity of shares	N/A	204,282
Weighted average strike price	N/A	R$ 7.5028
Weighted average market price of the shares related to the options exercised	N/A	R$ 13.7014
Difference between the exercise value and the market value of the shares in relation to the options exercised	N/A	R$ 6.1986
Multiplying the total number of options exercised by the difference between the weighted average strike price and the weighted average market price of the shares related to the options exercised	N/A	R$ 1,266,262.41

Note 1: The **Weighted Average Strike Price** informed in the tables above corresponds to the adjusted Base Price of the Share, either upwards or downwards, as a result of the Relative Share Performance of the grants of the 2014-2016 Plan.

Note 2: The **market value of shares** related to the options exercised considered the trading price on the dates of the respective asset transfer order documents. As for the shares exercised, the market value corresponds to the value of the share on the trading day on which the shares became vested.

8.9. In relation to the share-based compensation, in the form of shares to be delivered directly to beneficiaries, recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content:

a. body

b. total number of members

c. **the number of compensated members**

d. **potential dilution in case of granting all shares to beneficiaries**

2018-2020 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2024	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.0
Number of compensated members	0.0	6.0
Potential dilution in case of granting all shares to beneficiaries	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.4
Number of compensated members	0.0	6.4
Potential dilution in case of granting all shares to beneficiaries	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	10.0	7.5
Number of compensated members	0.0	7.5
Potential dilution in case of granting all shares to beneficiaries*	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2021	Board of Directors	Statutory Executive Board
Total number of members	10.0	7.7
Number of compensated members	0.0	7.7
Potential dilution in case of granting all shares to beneficiaries*	N/A	N/A

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2024	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.0
Number of compensated members	0.0	6.0
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.07%

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	10.0	6.4
Number of compensated members	0.0	6.4
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.06%

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	10.0	7.5
Number of compensated members	0.0	7.5
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.05%

Share-based compensation – fiscal year ended 12/31/2021	Board of Directors	Statutory Executive Board
Total number of members	10.0	7.7
Number of compensated members	0.0	7.7
Potential dilution in case of granting all shares to beneficiaries*	N/A	0.14%

* NOTE: To calculate the percentage of potential dilution, the product of the division of the number of new shares to be potentially issued granted annually as Performance or Restricted Shares by adding this quantity to the initial number of shares of the Company before the possible capital increase, multiplying the quotient obtained by 100; (1) To calculate the potential dilution in the year 2023, the assumption used was the average share price calculated throughout the month of December 2022.

8.10. In relation to each grant of shares carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content:

a. body

b. total number of members

c. number of compensated members

d. grant date

e. number of shares granted

f. deadline for delivery of shares

g. restriction period to the transfer of shares

h. fair value of shares on the grant date

i. multiplying the number of shares granted by the fair value of the shares on the grant date

2018-2020 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2024	Board of Directors	Statutory Executive Board
Total number of members	**N/A**	**N/A**
Number of compensated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2023	Board of Directors	Statutory Executive Board
Total number of members	**N/A**	**N/A**
Number of compensated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	Board of Directors	Statutory Executive Board
Total number of members	**N/A**	**N/A**
Number of compensated members	**N/A**	**N/A**
Granting shares		
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A

Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2021	**Board of Directors**	**Statutory Executive Board**
Total number of members	**N/A**	**N/A**
Number of compensated members	**N/A**	**N/A**
Granting shares		N/A
Grant date	N/A	N/A
Number of shares granted	N/A	N/A
Maximum term for delivery of shares	N/A	N/A
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

2021-2023 Plan (Performance Shares and/or Restricted Shares)

Share-based compensation expected for the current fiscal year - Year 2024	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**6.0**
Number of compensated members	**0.0**	**6.0**
Granting shares		
Grant date	N/A	To be defined
Number of shares granted	N/A	To be defined
Maximum term for delivery of shares	N/A	To be defined
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2023	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Granting shares		
Grant date	N/A	July 31, 2023
Number of shares granted	N/A	1,560,993
Maximum term for delivery of shares	N/A	July 31, 2026
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A

Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation - fiscal year ended 12/31/2022	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Granting shares		
Grant date	N/A	April 26, 2022
Number of shares granted	N/A	1,227,712
Maximum term for delivery of shares	N/A	April 26, 2025
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

Share-based compensation – fiscal year ended 12/31/2021	**Board of Directors**	**Statutory Executive Board**
Total number of members	**10.0**	**7.7**
Number of compensated members	**0.0**	**7.7**
Granting shares		
Grant date	N/A	May 05, 2021
Number of shares granted	N/A	2,382,516
Maximum term for delivery of shares	N/A	May 05, 2024
Restriction term for the transfer of shares	N/A	N/A
Fair value of shares on the grant date	N/A	N/A
Multiplying the number of shares granted by the fair value of the shares on the grant date	N/A	N/A

8.11. As regards the shares delivered in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years, prepare a table with the following content:

a. **body**

b. **total number of members**

c. **the number of compensated members**

d. **quantity of shares**

e. **weighted average price for acquisition**

f. **weighted average market price of the acquired shares**

g. **multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares**

Options exercised - Year ended December 31, 2023	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**6.4**
Number of compensated members	**0.0**	**6.4**
Number of shares delivered	N/A	1,144,706
Weighted average price for acquisition	N/A	R$ 13.2010
Weighted average market price of acquired shares	N/A	R$ 14.5241
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ - 1,514,466.00

Options exercised - Year ended December 31, 2022	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.5**
Number of compensated members	**0.0**	**7.5**
Number of shares delivered	N/A	1,756,091
Weighted average price for acquisition	N/A	R$ 13.1496
Weighted average market price of acquired shares	N/A	R$ 12.9772
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 302,822.82

Options exercised - Year ended December 31, 2021	Board of Directors	Statutory Executive Board
Total number of members	**10.0**	**7.7**
Number of compensated members	**0.0**	**7.7**
Number of shares delivered	N/A	402,806
Weighted average price for acquisition	N/A	R$ 12.7578
Weighted average market price of acquired shares	N/A	R$ 12.1642
Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	R$ 239,080.7431

8.12. Summary description of the information required for the understanding of the data disclosed in items 8.5 to 8.11, such as an explanation of the method for pricing the value of shares and options:

a. pricing model	Monte Carlo simulation for the 2014-2016 grants, due to the reliance on the performance of the Companies to define the strike price. For the grants of the 2018-2020 and 2021-2023 Plans, due to the fair value of the shares being equivalent to the face value of the share at the time of calculating the plan grants, there is no fair value simulation.
b. data and assumptions used in the pricing model, including the weighted average price for shares, exercise price, expected volatility, useful life of the option, expected dividends and risk-free interest rates	**2014-2016 Plan - 2014 Grant** - weighted average price of the share (base price) of R$ 13.42 on the grant date, volatility of 44.6% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 10.66% pa. **2014-2016 Plan - 2015 Grant** - weighted average price of the share (base price) of R$ 8.45 on the grant date, volatility of 35.50% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 16.1% pa. **2014-2016 Plan - Grant 2016** - weighted average share price (base price) of R$ 8.10 on the grant date, volatility of 36.70% pa, an expected life of the option corresponding to 6 years and an interest rate risk-free annual rate of 11.73% pa. **2018-2020 Plan** – The fair value of the shares is equivalent to the face value of the share when the plan is granted. Therefore, there is no fair value simulation. **2021-2023 Plan** – The fair value of the shares is equivalent to the face value of the share when the plan is granted. Therefore, there is no fair value simulation.
c. method used and assumptions adopted in order to incorporate the effects expected from the anticipated exercise	There is no possibility of carrying out early exercise. The exercise periods are predetermined by the Board of Directors. Specifically for the 2018-2020 and 2021-2023 Plans, there is no delimitation of the exercise period, but it is necessary, in the same way as provided for the 2014-2016 Plan, to wait for the grace periods to be met.
d. form of determination of the expected volatility	Calculated based on the correlation between the historical result of TIM and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Valuation Date.
e. if any other characteristic of the option was incorporated in the measurement of its fair value	For the 2014-2016 Plan, considering the characteristics of the option plan, since the strike price of the options depends on the price performance of a group of shares/index, the Monte Carlo method was used in the valuation and the probability of the expected returns of stock prices/index was incorporated in the pricing model. As for the 2018-2020 and 2021-2023 Plans, there is no fair value simulation, since the fair value of the shares is equivalent to the face value of the share at the time of calculation of plan grants.

8.13. Notify the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling shareholders, subsidiaries or under joint ownership, which are held by members of the Board of Directors, the Statutory Executive Board or the Fiscal Council grouped by body

December 31, 2023:

Board of Directors		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	231,026

Statutory Executive Board		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	902,646

Fiscal Council		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	0

Controlling shareholder		
Security	Characteristics of the securities	Quantity
Shares	Common nominative	1,611,969,946

8.14. As regards the social security plans in force granted to the members of the Board of Directors and the Statutory Directors:

Year 2023	Board of Directors	Statutory Executive Board
Total number of members	N/A	6.4
Number of compensated members	N/A	3.0
Plan name	N/A	Supplementary social security plan – TIM
Number of management members that present the conditions to retire	N/A	0
Conditions to anticipate retirement	N/A	None
Updated amount of the accumulated contributions in the social security plan up to the closing of the last year, discounting the portion related to the contributions directly made by the officers	N/A	R$ 1,164,562.48
Updated accumulated value of contributions made during last year, less the portion related to contributions directly made management members.	N/A	R$ 361,902.43

Possibility of early redemption and conditions	N/A	YES

N.B.: The accumulated amount may vary negatively due to the early departure of a participant from the Pension Plan.

I. if there is the possibility of early redemption and conditions

In this plan, all employees are eligible and can join the benefit at any time, considering the rules in force between TIM and Icatu/Onze.

As for the possibility of early redemption, this can occur in the following cases:

- In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund;
- At any time, the participant can redeem his/her part of the contribution. However, the company's portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions/taxes or grace periods beyond those already provided for in legislation on the topic);
- Upon termination of the relationship with the Company, the participant can access the company's part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan) or on the company's time (installment linked to the accumulated balance of Itaú/Onze plan). This percentage scale starts with three years working for the company at 30% and, after 10 years, it offers the possibility of redeeming 100% of the company's value.

8.15. In the form of a table, in relation to the last three years, and in relation to the Board of Directors, the Statutory Executive Board and Fiscal Council, state:

	Statutory Executive Board			Board of Directors			Fiscal Council		
	2021	2022	2023	2021	2022	2023	2021	2022	2023
Total number of members	7.7	7.5	6.4	10.0	10.0	10.0	3.0	3.0	3.0
Number of compensated members	7.7	7.5	6.4	4.8	5.0	5.0	3.0	3.0	3.0
Amount of the highest individual compensation (Reais)	16,140,159	13,309,287	15,095,009	1,415,000	1,446,000	1,446,000	180,800	172,800	168,000
Amount of the lowest individual compensation (Reais)	2,953,666	3,564,598	3,386,003	624,000	624,000	624,000	168,000	172,800	168,000
Average value of Individual compensation (Reais)	5,683,971	8,696,427	4,621,244	872,672	883,800	883,800	172,578	170,222	168,000

8.16. Describe contractual arrangements, insurance policies or other instruments that constitute compensation or indemnity mechanisms to the directors in case of removal or retirement, informing the financial consequences to the Issuer

For the members of the Board of Directors and the Fiscal Council, when installed, there is no provision in the contract or other mechanism that grants additional compensation or indemnification in case of removal from office or retirement.

For members of the Statutory Executive Board, their contracts may or may not provide for additional compensation or indemnification in the event of termination, corresponding to the amounts and conditions, of a legal or complementary nature, to be paid in the event of termination of the term of office or termination of the employment relationship with the Company. Legal termination amounts are calculated and paid by the company in accordance with current and applicable legislation for each type of termination. Eventual amounts and additional termination conditions are defined based on market practices, considering the different termination modalities. The position involved, the Executive's tenure in the Company, the context and conditions under which the terminations are being carried out are also factors that affect this definition. In general, such compensation is related to non-competition agreements and/or early termination of contracts. Contracts may also provide for ways of settling variable compensation that on the date of termination do not yet have the result of their objectives available.

At the end of fiscal year 2023, six Company's Officers have contracts with clauses of this nature. In none of the contracts do the amounts involved exceed two annual compensation (fixed, variable and benefits).

The Company has Directors and Officers (D&O) civil liability insurance contracted with the insurance company CHUBB Seguros Brasil S.A. and Tokio Marine Seguros S.A., effective from October 14, 2023 to October 14, 2024. The maximum indemnity limit for this policy is US$ 61 million and the coverage for the insured period is 100%.

8.17. In connection with the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the profit or loss of the Issuer in regard to the members of the Board of Directors, Statutory Executive Board or Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined in the accounting rules that address this issue.

Regarding the members of the Management who are parties related to the controlling shareholders, direct or indirect, we indicate below the percentage of the total compensation per body recognized in the Company's profit or loss for the years 2021, 2022 and 2023:

Management Body	Percentage of compensation recognized in profit or loss in		
	2021	2022	2023
Board of Directors	100%	100%	100%
Statutory Executive Board	100%	100%	100%
Fiscal Council	100%	100%	100%

1. Until 08/31/2020, TIM S.A. was controlled by TIM Participações S.A., and on this date the merger of TIM Participações S.A. by TIM S.A. was approved. For comparison purposes, the table above reflects the information from Jan/20 to Aug/20 of its parent company, TIM Participações S.A., plus the information of TIM S.A from Sep/20 to Dec/20.

8.18. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts recognized in the Issuer's profit or loss as compensation of members of the Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, and paid for any reason other than the position they hold, for example, commissions and advisory or consulting services provided.

In the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company did not compensate the members of the Statutory Executive Board, members of the Board of Directors and of the Fiscal Council for any titles other than for other functions performed in the company, if not the one they occupy.

8.19. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts registered in the profit or loss of the direct or indirect controlling shareholders, companies under joint ownership and of subsidiaries of the issuer, as compensation to members of the Issuer's Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, specifying to under which title such amounts were assigned to such individuals.

The Company's executives, independent members of the Board of Directors and members of the Fiscal Council have their compensation fully supported by TIM S.A.

Other compensation received from administrators and members of the Company's Fiscal Council:

Fiscal year 2021 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	13,500,609.54	-	-	**13,500,609.54**
Issuer's subsidiaries	-	-	-	-
Jointly-controlled companies	-	-	-	-

Fiscal year 2022 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	14,282,203.20	-	-	14,282,203.20
Issuer's subsidiaries	-	-	-	-

Jointly-controlled companies	-	-	-	-

Fiscal year 2023 – other compensation received, specifying the title under which they were assigned

	Board of Directors (R$)	Statutory Executive Board (R$)	Fiscal Council (R$)	Total (R$)
Direct and indirect controlling shareholders	13,499,873.49	-	-	13,499,873.49
Issuer's subsidiaries	-	-	-	-
Jointly-controlled companies	-	-	-	-

8.20. Provide other information that the issuer deems relevant

The Company understands that it has already provided all the information it deems relevant in the previous items.

8. Proposal of extension of the Cooperation and Support Agreement

Highlights

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018. The positioning will be issued to support CDA of 2023;

- Total Amendment Value for 2024/25 is € 2.75 M, reducing 63% (€4.78M = €3.14M related to canceled projects + €1.63M related to the scope variation of renewed projects) the value of the previous Amendment (€ 7.53 M);

- Total number of Projects is 13, a reduction of 74% compared with the 16th Amendment (50 projects);

- The reduction in the volume of projects and in the total value of contracts is due to:
  - **Strategic Plan** → € 0.36M reallocation of Fixed Network projects to Mobile Network, in line with TIM Brasil's strategic plan more focused on the development of the Mobile Network (e.g., TIM LIVE: Service Assurance, Technical Caring solutions and E2E Fixed Networks: Planning and Architecture Fixed & Open Networks: Models, Innovation, Engineering, Fixed Network Creation Process: workflow solutions and process integration);
  - **Technological Evolution** → € 0.91M some projects were discontinued due to positive advancements in quality indicators, sustained by increased capability, maturity, and performance of TIM Brasil (e.g., Mobile Technical Quality – Data analysis and Quality Insights on Crowdsourced Benchmarking Model, Transport Network Engineering, and resources optimization);
  - **Completed** → € 0.51M projects completed in compliance with regulations (e.g., Enterprise Risk Management, ICT Security & ICT Risk Management Support), and in Cyber as planned (e.g., ICT Security & ICT Risk Management Support);
  - **Internalized** → € 1,36M in CFO were internalized in TIM Brasil (e.g., Revenue Assurance, Revenue Competence Center / Software Factory).

- ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Cooperation and support 2024/25 offer

Total yearly contract value
M EUR



Legenda: Consulting network ■ Consulting Com & Corp ■ Outsourcing network ■ Outsourcing IT ■ Plug & Play IT
2018/19
2019/20
2020/21
2021/22
2022/23
2023/24
2024/25
YoY¹ (%)
Total¹˒²
Price¹
Man-day¹
Licences¹
CAGR⁴ (%)
Total
10.88
8.80
9.65
8.09
7.90
7.53
2.75
63%
18%³
57%
13%
-20%
Breakdown
Consulting
5.14
3.87
4.29
3.03
3.36
3.17
0.39
2.38
2.08
1.88
1.53
1.40
1.32
0.13
88%
90%
88%
0%
88%
0%
-36%
Outsourcing
1.96
1.75
1.57
1.45
1.43
1.39
1.08
0.76
0.29
1.24
1.27
1.41
1.26
0.76
22%
39%
30%
0%
32%
13%
-6%
Plug & Play
0.65
0.81
0.37
0.31
0.31
0.39
0.39
0%
0%
0%
0%
-8%
Contract mix
% of value

1. Comparison between 2023/24 and 2024/25
2. Contract total = Price x Man-day + Licences
3. Represents the evolution of the average price per man-day of the contract as a whole: $(Price_{Consulting} \times Share_{Consulting}) + (Price_{Outsourcing} \times Share_{Outsourcing}) + (Price_{Plug \& Play} \times Share_{Plug \& Play})$
4. CAGR 2018/19 to 2024/25

Source: TIM Brasil

Main benefits of cooperation and support 2024/25 offer

Consulting (19%Total[1])

Value in k€ and number of projects



4 Projects (517 k€)
4 Renewed Projects[2] (517 k€)

Main benefits

Renewed projects

- <u>**Cyber Security Projects and solutions sharing:**</u> Capturing strategic and economic synergies in projects planned for the Security structure across the entire TIM group, leveraging TIM Italia's overall experience and methodologies
- <u>**Innovation, Architecture, Engineering, and Testing on CPE and Services:**</u> Supporting TIM Brasil on topics related to Ultra Broadband FTTx networks, regarding deployed technologies and service creation.
- <u>**Wholesale Roaming Business Development**</u>**:** Supporting TIM Brasil in the development of wholesale roaming business.
- <u>CFO Process Digitalization</u>: Sharing TIM Italia's expertise regarding Business Planning Consolidation (BPC) and simplification/automation of the essential information communication process between TIM S.A. and TIM Italia

New projects

- N/A

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Main benefits of cooperation and support 2024/25 offer

Outsourcing (67%Total[1])

Value in k€ and number of projects


8 projects
(1,841 k€)
8 renewed projects[2]
(1,841 k€)

Main benefits

Renewed projects

- Support for systems:
  - **TIMPLAN**: maintained for provisioning of mobile services
  - **REGMAN**: essential for the TIM Ultra Fiber service (e.g., TIM Live), acting in provisioning and troubleshooting of CPEs
  - **InteracTIM:** fundamental for managing marketing campaigns for 20% of the TIM's customer base
  - **NGASP:** maintained for provisioning of fixed broadband services
- Development and evolution of the **Sentinel tool**, used in monitoring the SDN environment and system integration
- Development and maintenance of **test automation for the postpaid environment**

New projects

- N/A

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Main benefits of cooperation and support 2024/25 offer

Plug & Play (14%Total[1])

Value in k€ and number of projects


1 project
(394 k€)
1 renewed project[2]
(394 k€)

Main benefits

Renewed projects

- **SCTR use for interconnection** considering new **development needs due to METIS project** (Oi's client base migration)

New projects

- N/A

1. Proportion of total cost
2. Telecom Italia classification

Source: TIM Brasil

Rate Comparison (Jan/2024 – 17th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that the fares applied by Telecom Italia, both for consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services.

Consulting

TI Blended[2,3,4,6,8]: 734 (status: Normal)

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates	836	2,714

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	573	1,795

Outsourcing IT and Plug & Play

TI Blended[2,3,4,6,7]: 441 (status: Normal)

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates	457	698

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[1]	248	536

Risk | Attention[8] | Normal

1. TIM Plan internal EUR/BRL exchange rates were used in this analysis: 2024: 5.35 2025: 5.40
2. Europe 2023 annual inflation 2.9% (Eurostat)
3. Brazil 2023 annual inflation 4.6% (IBGE)
4. Taxes excluded
5. Blended rate considers 0% of Consulting labor and 0% of IT labor conducted in Brazil
6. Blended rate considers: 29% Senior manager, 40% Manager, 31% Consultant
7. Blended rate considers: 4% Senior manager, 5% Manager, 91% Consultant
8. Attention is signed when prices are more than 10% off-range

Source: TIM Brasil

Telecom Italia rates – Local and Brazil – €/Man Day

Actual vs. forecast comparison

			2023/24	2024/25
Consulting	Senior manager Rate[1]	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate[1]	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate[1]	Local	490	490
		Brazil	1,190	1,190
Outsourcing / Plug & Play	IT Rate[1]	Local	400	400
		Brazil	1,000	1,000

There are no travelling costs on 17th amendment

		2023/24	2024/25
Blended rates[1]	Consulting	728	734[2]
	IT	442	441[2]

Blended rates have maintained a similar level

1. Taxes excluded
2. Travel expenses were not considered in these rates
3. Telecom Italia maintained all rates from 16h to the 17th amendment
4. There is a daily travel expense rate that is added to the daily rate when the service is delivered in Brazil: Consulting: + 700 €/Man Day IT: + 600 €/Man Day

Source: TIM Brasil

9. Fairness Evaluation of the Cooperation and Support Agreement



Comparison of Market prices

Fairness Evaluation

TIM

February 2024

ADVISIA
OC&C Strategy consultants

uncommon sense

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

Telecom Italia services to TIM Brasil on 2024 sum 2.75M € and it is divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…	• Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk – 18 years of contract since 2006 with a value of ~10M € per annum – ~300 projects accomplished and ~170M € in services along the contract duration
… the 17th amendment has total value of 2.75 M € and scope of 13 projects in different subjects. *Pages 6-9*	• In 2024 the 17th amendment value is on **2.75M €,** divided in Consulting, Outsourcing and Plug&Play, with the following definition: – **Consulting:** Scope **0.52M €** with 4 projects – Best practices, experience sharing, guidance and support in operational and corporate subjects – **Outsourcing and other services**: Scope **1.84M €** with 8 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing – **Plug & Play:** Scope **0.39M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil • The reduction in the volume of projects and the total value of contracts is due to (i) a focus on mobile network projects, in line with TIM's strategic plan; (ii) TIM's positive progress in quality indicators, allowing for the discontinuation of projects; (iii) completion of Compliance and Cyber projects; and (iv) internalization of projects.
Projects were analyzed according to their specificities and a CSA process diagnosis was conducted *Pages 11-13*	• For each project type there was a different approach on analysis: – **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe – **Outsourcing and other services + Plug&Play**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy

Source: Tim, ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

Telecom Italia rates were below most European references and inside the range charged in Brasil, both for Consulting and IT…

Pages 14-16

- Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most markets:
  - **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms in Brazil and below the range in Europe
  - **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs in Brazil, and below the range in Italy

---

… interviewing project managers, the main takeaways were (i) importance of software services and testing for operations in TIM Brazil and (ii) a few improvements on process

Pages 17-18

- SCTR, Timplan, REGMAN, NGASP and Erato softwares are an important part of TIM technologies; they ease TIM Brasil and Telecom Italia data and information exchange and are constantly being improved according to TIM Brasil's needs
- All projects under the contract are renewals of projects initiated in the past
- Advanced network expertise and up-to-date technologies in Telecom Italia provide know-how for several types of testing that are essential for network diagnosis. Technical reports and insights on new equipment could provide competitive advantage for TIM Brasil
- Some managers believe that although the deliverables meet well their needs, projects could be even more productive with the physical presence of Telecom Italia consultants in Brazil.

Source: ADVISIA OC&C analysis

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

The 17th Amendment includes 13 projects, classified by nature as consulting, outsourcing and plug & play

2024/25 – 17th contractual amendment scope
In k €


517
1,841
394
2,753
Renovado
1
2
3
Consulting
Outsourcing
Plug & play
Total

Contract categories	Consulting	Outsourcing	Plug & play	Total
# of Renewed projects	4	8	1	13
# of New projects	-	-	-	-

Functionality definition

- Most CSA services are **consulting** projects focused on knowledge transfer to the areas of CTIO, Corporate and Commercial
- **Outsourcing** projects encompass methodologies/systems that require adaptation services, current improvements and support
- The other systems provided by Telecom Italia, classified as **plug & play**, are applicable to the reality of TIM Brasil with minor adjustments

Source: Tim, ADVISIA OC&C analysis

Telecom Italia's business and technical expertise is assimilated by TIM Brasil through consulting guidance and experience sharing projects

Consulting projects – Per area
In k €

	Value	Projects
Corporate	352	2
Network	130	1
Wholesale	35	1
Total	**517**	**4**

Per start year[1]
In % of total value


7%
30%
63%
2019 & before
2023
2020

Per value type[1]
In % of total value


0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

17th amendment Consulting projects
In k €


325
(63%)
130
(25%)
35
(7%)
26
(5%)
517
Cyber Security Projects and solutions sharing
Innovation, Architecture, Engineering and Testing on Customer Premises Equipments and Services
Wholesale Roaming Business Development
CFO Process Digitalization
Total

1. Values consider projects' prices in 2024/25
Source: Tim, ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
IT	764	1
Network	1,078	7
Total	**1,841**	**8**

Per start year[1]
In % of total value


7%
42%
51%
2019 & before
2021
2020

Per value type[1]
In % of total value


9%
91%
Labor Costs (in Italy)
Licenses

17th amendment top 4 Outsourcing projects
In k €


764 (41%)
404 (22%)
227 (12%)
201 (11%)
247 (13%)
1,841
Testing Automation
NGASP
REGMAN
Sentinel: automation of Network DC Configuration - Management & Orchestration
Outros
Total

1. Values consider projects' prices in 2024/25
Source: Tim, ADVISIA OC&C analysis

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	394	1
Total	**394**	**1**

Per start year[1]
In % of total value


100%
2015

Per value type[1]
In % of total value


0%
100%
Labor Costs (in Italy)
Labor Costs (in Brazil)

17th amendment Plug & Play project
In k €


394
SCTR Brasile
Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2024/25
Source: Tim, ADVISIA OC&C analysis

Agenda

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

1. Labor costs explain ~94% of total contract value, therefore should be prioritized in analysis

Illustrative


Total labor: 94%
94%
0%
6%
0%
100%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services


Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

- **A1** Man-day prices from consulting firms, including network projects
- **A2** Man-day prices from IT professionals

Source: Tim, ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1 **Consulting**

2 **Outsourcing & other services**

3 **Plug & Play**

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1** **Interviews sum-up**
- **B2** **Projects grow and new projects**

Source: ADVISIA OC&C analysis

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

A Disclaimers on price comparison analysis

- In CSA contract TIM Brasil pays all project value (2,753k € for 17th amendment) **plus all taxes and costs of transaction** (+715k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2024/25 – 17th amendment scope
In k €


2,753
715
3,467
Amendment value
Gross-up
Estimated payment value
25.96%
All taxes considered
(IR and CS, PIS, Cofins, Cide)

Source: Tim, ADVISIA OC&C analysis

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range in Brazil and below EU's range

A1 European market consulting firms rates[12]

In € / man-day

Telecom Italia below the European range

	Multinational strategic consulting		Multinational management consulting	
	Player A	Player B	Player C	Player D
Senior manager	3,451	2,507	1,501	1,040
Manager	2,724	1,701	1,343	931
Senior consultant	1,998	1,164	672	517

Min.	Max.
1,040	3,451
931	2,724
517	1,998

Blended[3]
836 – 2,714

✓

Brazilian market consulting firms rates[12]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	2,166	1,805	917	680
Manager	1,938	1,615	821	608
Senior consultant	1,254	1,045	608	426

Min.	Max.
680	2,166
608	1,938
426	1,254

Blended[3]
573 – 1,795

✓

Telecom Italia average rates at 17th amendment consulting services

In € / man-day

TELECOM ITALIA	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	0%
Manager	665	1,365	
Senior consultant	490	1,190	

Blended
1,085
665
490

Blended[3]
734[3]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2024: 5.35 2025: 5.40
2. Taxes excluded
3. 29% Senior manager, 40% Manager, 31% Consultant

Source: Tim, ADVISIA OC&C analysis

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to management consulting prices

A1 **Comparison between consulting firms pricing[1,2] and Telecom Italia**

In € / man-day



Multinational strategy consulting firm
Multinational management consulting firm
Telecom Italia
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Senior consultant
Manager
Senior manager

Telecom Italia pricing in Brazil

- Prices below most multinational strategic consulting firms (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc)
- Prices similar to multinational management consulting firms (Ex: Accenture, Deloitte, KPMG, Ernst Young, etc)

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2024: 5.35 2025: 5.40
2. Taxes excluded

Source: Tim, ADVISIA OC&C analysis

Telecom Italia's IT service rates are below IT professional teams price range in Italy and within the range charged in Brazil

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]

In € / man-day

Italy

Min.	Max.
457	698

✓

Brazil

Min.	Max.
248[3]	536[3]

✓

Price diagnosis

- Telecom Italia's tariffs are below the reference range when compared to European costs and inside the range when compared to Brazilian costs

Telecom Italia prices for IT services on 17th amendment

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,085	1,745	
Manager	665	1,365	0%
Senior consultant	400	1,000	

	Blended
IT professional	441[4]

1. Internal EUR / BRL exchange rates of the TIM Brasil Plan were used in this analysis: 2024: 5.35 2025: 5.40
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Júnior Project Manager and Júnior specialists / Senior team, composed of Project Manager and Senior Specialists
4. 4% Senior manager, 5% Manager, 91% Consultant

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"The Telecom Italia team has a lot of experience, and through the projects, we are able to absorb knowledge that helps us to have a more efficient operation and better serve our customers."* **Engineering Director**	*"The consulting services helped us learn techniques that were incorporated to enhance our processes."* **Engineering manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"The projects meet our needs well, but the work was even more productive before the pandemic when the Telecom Italia team was physically present."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"The Telecom Italia tools are vital for various activities for which there are no market solutions."* **Engineering manager**	

Source: ADVISIA OC&C analysis

Although most project have maintained prices compared to previous contract, some had a price decrease, mainly due to reduced scope

B2 Projects price behavior YoY[12]

In k €
(# of projects)

	Decrease	Increase	Mainte-nance	Total
Consulting	-1,074 (1)	1 (1)	- (2)	-1,073 (4)
Outsourcing & other services	-558 (3)	- (0)	- (5)	-558 (8)
Plug & Play	- (0)	- (0)	- (1)	- (1)
Total	**-1,632 (4)**	**+1 (1)**	**- (8)**	**-1,631 (13)**

Renewals with largest variation YoY

In k €



2023/24
2024/25
Cyber Security Projects and solutions sharing
1,399
-77%
325
Testing Automation
1,160
-34%
764
REGMAN
354
-36%
227

- Cyber Security Projects and solutions sharing belongs to the Consulting category
- Testing Automation and REGMAN belong to the Outsourcing & Other Services services category

1. Comparison between 2023/24 and 2024/25 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

Thanks!

ADVISIA
OC&C Strategy consultants

uncommon sense

TIM

10. 17th Amendment to the Cooperation and Support Agreement

SEVENTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

SEVENTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Seventeenth Amendment to the Cooperation and Support Agreement (the "**Seventeenth Amendment**") is made this [°°°] 2024, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010 (hereinafter referred to as "**TI**")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALAS 501 a 1208, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as "**TIM SA**");

For the purposes hereof TI and TIM SA shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**" or "**Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA;

WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "TIM SA";

WHEREAS, effective as of the 31st October 2018 TIM CELULAR SA has been merged in TIM SA;

WHEREAS, effective as of 28th September 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28 th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement; on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement; and respectively on the 9th April 2021, the 1st April 2022 and the 30th March 2023TI and TIM SA (into which TIM Participações SA has been merged) entered into the Fourteenth Amendment, Fifteenth Amendment and Sixteenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2024 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023 and 2024 (hereinafter the above mentioned sixteen amendments are referred to collectively the "**Amendments"** and each reference to the Cooperation and Support Agreement shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments)

WHEREAS, according to the Sixteenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2024;

WHEREAS, TIM SA is willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Seventeenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Seventeenth Amendment (except where any term is specifically defined herein, or the context otherwise requires).

1.2 This Seventeenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Seventeenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended, or altered by this Seventeenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments and this Seventeenth Amendment.

1.4 Each reference in this Agreement to "Company" or "Companies" shall mean a reference to TIM SA.

1.5 Each reference in this Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI and TIM S.A.

2. Amendment to the Cooperation and Support Agreement.

2.1.1 Extension of the Term of the Cooperation and Support Agreement. The Parties hereby agree to extend the Term of the Cooperation and Support Agreement, which shall expire on the 30th of April 2024, by establishing that the Cooperation and Support Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2025 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Cooperation and Support Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Cooperation and Support Agreement shall not exceed the total amount of € 2,752,523 (two million, seven hundred and fifty-two thousand, and five hundred and twenty-three Euros) (the "**Projects' Price Cap for the Extended Term").**

2.3 Road Map for the Extended Term. Prior to the execution of this Sixteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term has been further implemented in consultation between TI and TIM SA and, by the execution of this Seventeenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Cooperation and Support Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Seventeenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Company) and their

personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for everything that is not expressly provided for in this Seventeenth Amendment to the contrary, the provisions contained in the Agreement will remain in full force and are applicable.

3. Governing Law.

This Seventeenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Seventeenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.
By:
Title:

____

TIM S.A.
By:
Title:

Witnesses:

_________________________	_________________________
By:	By:

Annex I

ROADMAP FOR THE EXTENDED TERM

11. Proposal for a Company Long-Term Incentive Plan (LTI) for the new three-year cycle (2024-2026)

TIM S.A.

LONG-TERM INCENTIVE PLAN 2024 - 2026

1. PURPOSE OF THE PLAN

1.1. The purpose of this Long-Term Incentive Plan ("Plan"), established in accordance with the applicable legislation and regulations, is to allow administrators and/or employees of TIM S.A. ("Company") or other companies under its direct or indirect control (which are included in the definition of Company for the purposes of this Plan), to be rewarded for extraordinary performance with shares issued by the Company, in order to stimulate the expansion, success and achievement of the Company's corporate objectives and to align the interests of the Company's administrators and/or employees with the interests of its shareholders.

2. DEFINITIONS

2.1. The terms below, when used in capital letters throughout this Plan, whether in the plural or in the singular, shall respect the following definitions:

(i) Plan: the present Long-Term Incentive Plan, duly approved by the Company's Shareholders Meeting;

(ii) Shares: common shares issued by TIM S.A. or other type of shares in which they are converted;

(iii) Granted Shares: means the Shares granted to the Participants and subject to the regulations of this Plan and the respective Share Grant Agreement;

(iv) Restricted Shares: Granted Shares subject to vesting conditions, the regulations of this Plan and the respective Share Grant Agreement;

(v) Performance Shares: Granted Shares subject to vesting and performance conditions, the regulations of this Plan and the respective Share Grant Agreement;

(vi) Vesting Period: period in which the Participant is unable to receive the Shares Granted to him or part thereof;

(vii) Performance Factors: means the factors related to the Performance targets, established for the Performance Shares, that can modify, up or down, the volume of Granted Shares;

(viii) Share Grant Agreement: means the particular instrument granting Shares, to be celebrated between the Company and the Eligible, through which he acquires the status of Participant, declaring that he knows and accepts all the terms and conditions of the Plan;

(ix) Grant Date: unless otherwise stated in the Share Grant Agreement, means the date of the meeting of the Board of Directors that resolved on the granting of the Shares to the Participants;

(x) Participants: natural persons selected by the Company's Board of Directors as eligible to the Plan, among administrators and/or employees of TIM S.A. or companies under its control;

(xi) Termination: means the termination of the legal relationship of an administrator or employee between the Participant and the Company or companies under its control, for any reason, including

without limitation, resignation, dismissal, substitution or termination of office as administrator without reelection, application for voluntary dismissal, mutual agreement and / or dismissal with or without cause;

(xii) B3: B3 S.A. – Brasil, Bolsa, Balcão;

(xiii) Base Price of the Share: average of share price, weighted by the daily financial trading volume on B3, during the Assessment Period of the Base Price of the Share;

(xiv) Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Shares, to determinate the Base Price of the Share

(xv) Stock Ownership Guidelines: it is the policy that determines the minimum volume of Shares that a Participant must maintain on its property during its relationship with the Company;

(xvi) Board of Directors: means the Board of Directors of the Company;

(xvii) Compensation Committee: means the compensation advisory committee of the Company's Board of Directors, having the attributions established in the Internal Regiment of the Company's Board of Directors and the documents attached thereto, as approved at the Meeting of the Company's Board of Directors held on 09/30/2008 and;

(xviii) Eligible: as definitions stated on item 4.1 below.

3. ADMINISTRATION OF THE PLAN

3.1. The Plan shall be administered by the Company's Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company's By-laws.

3.2. The Board of Directors will have authority to administer the Plan, subject to the Company's By-laws, having powers to:

(i) deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;

(ii) modify the terms and conditions of the Shares granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or contract or to any extraordinary event that impacted on the performance or any mechanism of the Plan, in strict alignment to its objectives; except what is stated on item 3.3;

(iii) decide on omitted cases, observing Plan's regulation and applicable law;

(iv) examine exceptional situations related with this Plan;

(v) select the Participants and their rewards, at its sole discretion or delegate their selection and reward definition to the CEO;

(vi) Alternatively define that the payment of the rewards will not occur in shares but in its equivalent in cash;

(vii) authorize Company's administrators to sign Share Grant Agreement with Participants of the Plan; and

(viii) in case of exceptional situations that cause the impossibility of Plan continuity, create mechanisms and rules and/or change the Share Grant Contract, including its substitution by similar contracts,

avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to the Plan objectives.

3.3. The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted; (ii) reduce the minimum required vesting period; (iii) eliminate the performance targets and/or conditions if they are not met in order to still award the participants; or (iv) without the titleholder's consent, change or impair any rights or obligations arising out of any agreements executed with any Participant.

4. ELIGIBLE

4.1. The Board of Directors shall determine, among administrators and/or employees of the Company's management or equivalent ranked professionals, those eligible as Participants ("Eligible"), who will be classified in different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

4.2. The Eligible should be evaluated through a procedure conducted by the Board of People, Culture & Organization and supervised by the Company's Chief Executive Officer, who, once the evaluation is completed, will recommend to the Compensation Committee, among the Eligible, the Participants, given the importance and essentiality of their function, their performance, their involvement in strategic projects and the added value that they offer to the Company.

4.3. After examining the valuation referred to in the previous clause, the Compensation Committee will prepare a proposal, to be assessed and resolved by the Board of Directors, for the definition of the Participants, as well as the maximum number of Restricted Shares and Performance Shares to be granted to them.

4.4 As an alternative process, the Board of Directors can delegate to the CEO, unique and exclusively, the determination of Participants and their rewards within the limits and criteria set in the Plan Rules. The Board of Directors will continue to define the objectives and targets as well as any other required metric.

5. SHARES INCLUDED IN THE PLAN

5.1. The Granted Shares may be Restricted Shares and / or Performance Shares, under the Plan, including those already transferred on behalf of the Participants or not, and discounted those canceled under Clause 11 below, may confer rights on a number of Shares that do not exceeds 2% (two percent) of the total Shares issued by the Company during the term of the Plan.

5.2. For the purpose of satisfying the transfer of Shares granted under the Plan, the Company may, at the discretion of the Board of Directors, transfer to the Participant Shares held in treasury.

6. SHARE GRANT

6.1. For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee:

(i) the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in Section 5.1 of this Plan;

(ii) the Assessment Periods of the Base Price of the Share; and

(iii) the Vesting Period for total or partial transfer of the Shares on behalf of the Participants;

(iv) the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants;

(v) the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in Clause 5.1 of this Plan; and

(vi) the individual volume of Shares that will be subject to Share Ownership Guidelines.

6.2. The Granting of Shares to the Participants shall be carried out within three (3) years as from the date of approval of the Plan, and the Board of Directors shall determine the time and periodicity of the grants what may include special grants in addition to the traditional yearly grants in order to support the Company's strategic projects and/or initiatives.

6.3. The Granting of Shares shall be done by means of the execution of the Share Grant Agreement, prepared in accordance with the rules of this Plan and which shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of Shares object of the grant; (B) the general conditions and performance and vesting period for acquiring the right to receive the Shares; (D) the performance factors and how they may modify the volume of Granted Performance Shares and (e) the volume of Shares that will be subject to Share Ownership Guidelines.

6.4. Any Share granted under the Plan is subject to all terms and conditions set forth herein, which will prevail in the event of inconsistency with respect to regulations of any Share Grant Agreement or supplementary document.

7. VESTING PERIOD

7.1. The Shares Granted under the Plan may be transferred to the Participants in compliance with the minimum vesting periods established by the Board of Directors, observing the maximum limit of 1/3 (one third) of the volume of Shares Granted, for each year, accumulated from the Grant Date.

8. SHARE TRANSFER TO THE PARTICIPANTS

8.1. The maximum term of the Company to transfer the shares to the Participant, meeting the applicable performance and vesting conditions, is 90 days after the end of the vesting period. After this period, the Company shall pay the equivalent amount in cash, as provided in Clause 9. The restriction periods of item 8.2 are not considered for the purposes of the maximum term.

8.2. The count of the maximum term to receive Shares will be suspended whenever there are situations that, according to the law or regulation in force, restrict or impede the trading of Shares by the Participants.

8.3. If the Company is unable to transfer the Shares due to the refusal or inertia of the Participants, in particular considering the required formalities, the Company will be considered exempt from any liability related to the effective delivery of such Shares.

9. PAYMENT

9.1. The Shares transference under this Plan will occur through payment ("dação") of these securities, as they are not a type of stock option, because the Participant is not granted any option or right to acquire the shares.

9.2. The payment of Shares Granted under the Plan is a type of premium, not characterized as remuneration, nor subject to the social security contributions provided for in art. 22 of Law No. 8,212/91, in accordance with §§ 2 and 4 of art. 457 of the CLT and paragraph z of § 9 of art. 28 of Law No. 8,212/91.

9.3. Alternatively, the Board of Directors may establish that, instead of transferring part or all of the Shares to one or more Participants, the Company will pay the equivalent amount in cash to the Participant.

9.4. Payment must be made to the Participant, in a current account held by him/her, provided that payment must occur within 90 days of the end of the vesting period.

10. CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

10.1. The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.

10.2. In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.

10.3. In the event of a change in Control of the Company, it is allowed to the Board of Directors to make adjustments to the plan to allow its continuity, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives.

10.4. In case of Involuntary Termination or Termination by Mutual Agreement during the first 12 months after the date of change of control the participant will keep the right to receive all of the unvested shares at that date

11. TERMINATION OR ABSENCE OF THE PARTICIPANT

11.1. In the event that the Participant voluntarily leaves the Company, the rights to receive the Granted Shares that have not yet completed the Vesting Period on the date of termination will automatically be terminated, regardless of prior notice or indemnification.

11.2. In the event of Termination by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company) or Termination by mutual agreement, the rights to receive the Granted Shares that have not yet completed the Vesting Period in the date of termination shall be proportional to the Vesting Period effectively completed, dividing the total of months completed by the total of months that comprise the Vesting Period, considering the period of 30 calendar days as the "month", as long as the participant completes at least 12 months of participation in the plan.

11.3. In the event of Termination by decision of the Company with the occurrence of just cause (or with the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares will automatically and lawfully be extinguished, regardless of notice or indemnification.

11.4. In the event of Termination due to the end of the mandate of a Statutory Officer with *pro-labore* contract, the Participant will keep the right to received any unvested shares at that date.

11.5. In the event of the death of the Participant, its heirs and successors will receive in full the amounts of the Granted Shares that have not yet completed the Vesting Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Vesting Period.

11.6. In the event of long term absence of the Participant, making it impossible for him to perform his activities in the Company, the Board of Directors may authorize the transfer of part or all of the Shares object of his Share Grant Agreement, observed the vesting period.

11.7. For the purposes of this Clause, the Board of Directors may determine that the termination shall not have occurred in the event that the Participants are transferred to another company of the same company group (thus understood as any direct or indirect controlling entity of the Company, affiliate, subsidiary or subject to common control) and to determine specific rules for the treatment of such cases.

12. DURATION OF THE PLAN

12.1. The Plan will be effective on the date of its approval by the Company's Shareholders Meeting and will remain effective until the rights resulting from the Shares granted are fully exercised.

12.2. In the event of dissolution and liquidation of the Company, the Plan and the Shares based thereon will be automatically terminated.

13. SHAREHOLDER RIGHTS

13.1. The shares delivered to the Participants shall have the rights established in this Plan and in the respective Contracts, provided that the Participant shall not have any of the rights and privileges of a Company's shareholder, in particular, to receive dividends and interest on own capital related to the Granted Shares, until the date of its transfer to the Participants.

13.2. Notwithstanding the provisions of Clause 13.1, the Board of Directors may establish the payment of the amount equivalent to such dividends and interest in cash or in shares, in the manner to be established in the Share Grant Agreement.

14. CLAWBACK POLICY

14.1 All participants in the Long-Term Incentive Plan, regardless of the position held, will be subject to the Remuneration Recovery Policy ("Clawback") approved by the Board of Directors on November 6, 2023. This Policy provides for the recovery of remuneration in the event of a restatement of financial statements resulting from material failure to comply with financial reporting requirements under the U.S. federal mobile values laws in accordance with the terms and conditions set forth therein. It is intended to comply with the requirements recently implemented by the SEC (Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Companies Manual - "Listing Rule"). The full Remuneration Recovery Policy ("Clawback") is available for consultation on the Investor Relations website at: https://ri.tim.com.br/esg/regulamentos-e-politicas.

14.2 In addition to the conditions set out in the company's Remuneration Recovery Policy, it may also recover any award arising from this plan that was, in whole or in part, obtained due to any type of error, fraudulent behavior or misconduct attributable to the participant, without whom the same performance related award would not have been achieved or would have been achieved at a lower level.

14.3 The activation of compensation recovery ("Clawback") does not exclude the Company's right to indemnities for any additional damages, nor in any way excludes the possibility of new initiatives, such as disciplinary measures, termination and/or any other legal action whatsoever permitted and provided for in accordance with current legislation. In this sense, the possibility of activating the Remuneration Recovery Policy ("Clawback") is an additional element and not a substitute for other actions that can be activated by the Company.

14.4 The total amount that can be claimed for recovery corresponds to the difference between the net amount recognized as a performance linked award and the net amount that would have actually been achieved in the absence of the fraudulent behavior / misconduct / error. The activation of the recovery request may or may not be linked to a restatement of the financial statements, depending on the characteristics of the triggering event. In cases where it is necessary to represent the financial statements, the recovery will apply to all participants in the Plan, regardless of whether they gave rise to such recovery. In cases where fraudulent behavior / misconduct / error does not require representation of the financial statements, it will be up to the Board of Directors to decide whether the activation of remuneration recovery will cover all participants who shared the same objective or only those who caused its activation.

14.5 To activate the Remuneration Recovery Policy ("Clawback"), the Board of Directors must first offer the Participant in question the possibility of requesting to be heard by the Remuneration Committee, which will report the result of the hearing to the Board of Directors. If the Board of Directors deems it appropriate to proceed with the activation of the Remuneration Recovery Policy ("Clawback"), the Company will communicate in writing the amounts recovered to the Participant in question so that he or she can proceed directly with the refund within 90 days. After this period, without the Participant in question having directly refunded the indicated amount, the Company may order the recovery of the relative amount by deducting them from future payments or even through legal action.

14.6 This policy may be activated in the three years following the calculation or disbursement of the award subject to this action or fiscal year, whichever is older. The Remuneration Recovery Policy ("Clawback") can be activated even if the respective Participant has, at the date of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company.

15. MISCELLANEOUS

15.1. The signature of the Share Grant Agreement will imply the express acceptance of all terms of the Plan by the Participant, which is fully bound to comply with them.

15.2. No provision of the Plan or Share granted under the Plan shall entitle any Participant to remain as an administrator and/or employee or yet as a service provider of the Company.

15.3. The rights and obligations resulting from the Plan and the Share Grant Agreement may neither be assigned nor transferred, in full or in part by the Participant, or given in security of any obligations, without the prior written consent of the Board of Directors.

15.4. It is hereby expressly agreed that either party abstention to exercise any right, power, resource or faculty, ensured by law, by the Plan or the Share Grant Agreement, will not constitute a novation, nor will any eventual delay tolerance in the execution of any obligations by any of the parties. Any of the hypotheses will not prevent the other party, at its sole discretion, from exercising such rights, powers, resources or faculties, at any time, which will be added to and not replace any others ensured by law.

15.5. The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

ANEXX B

Plano de Remuneração Baseado em Ações

1. Make a copy of the proposed plan

Copy of the proposed plan already presented in the management proposal.

2. Report on the main features of the proposed plan, identifying:

a. Potential beneficiaries
The Board of Directors shall determine, among managers and/or employees at the managerial or professional equivalent ranked professionals, those eligible as Participants ("Eligible"), who will be classified into different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

b. Maximum number of shares to be granted
The Company has no stock option program.

c. Maximum number of shares covered by the plan
The Granted Shares may confer rights over a number of Shares that do not exceeds two percent (2%) of the total shares issued by the Company during the term of the Plan.

d. Conditions of purchase
For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee: the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in the plan,the Assessment Periods of the Base Price of the Share, the Vesting Period for total or partial transfer of the Shares on behalf of the Participants, the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants, the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in the plan and the individual volume of Shares that will be subject to Share Ownership Guidelines.

e. Detailed criteria for setting the exercise price
The Company has no stock option program.

f. Criteria for setting the exercise period
The Company has no stock option program.

g. Forma de liquidação de opções
The Company has no stock option program.

h. Criteria and events which, when verified, will lead to the suspension, alteration or termination of the plan
The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.
In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.
In the event of a change in Control of the Company, it is allowed to the Board of Directors to make adjustments to the plan to allow its continuity, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives.
In case of Involuntary Termination or Termination by Mutual Agreement during the first 12 months after the date of change of control the participant will keep the right to receive all of the unvested shares at that date.

3. Justify the proposed plan by explaining:

a. Purpose of the Plan

The main objectives of the Long-Term Incentive Plan are: (i) to align the interests of senior management with the interests of shareholders, through participation in business risk; (ii) implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument for retaining key people for the Company.

b. How the plan contributes to those objectives

The Long-Term Incentive Plan, established in accordance with the applicable laws and regulations, contributes to allowing the management and/or employees of TIM S.A. to be awarded in shares issued by the Company for extraordinary performance, in order to stimulate the expansion, success and achievement of the Company's social objectives, aligning the interests of the Plan's participants with the interests of the shareholders.

c. How the plan fits into the company's remuneration policy

The Compensation Policy of TIM S.A. is an instrument that aims to establish the rules and principles for defining and evolving of the compensation of the members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Executive Board in an aligned and competitive with market practices, in order to attract, engage, recognize and retain the human resources necessary to achieve the Company's strategic objectives, always respecting the corporate governance requirements for publicly traded companies in the country.

The resulting compensation architecture should balance compensation (fixed and variable) and enhance the benefits system, aiming at sustainable long-term results for TIM S.A. The definition of the compensation structure and values is supported by the analysis of market practices, mainly in the high-tech and telecommunications markets, as well as companies that have similar size and governance characteristics (they are part of the New Market, are listed on the New York Stock Exchange, etc.), and are updated annually in line with market movements and the Company's strategic planning.

d. How the plan aligns the interests of the beneficiaries and the company in the short, medium and long term

The plans consider the granting of shares, according to the achievement of a set of performance measures (performance shares) and according to the fulfillment of a defined period (restricted shares). The Plans propose to grant shares to the Company's issuance participants, subject to the participant remaining in the Company and performance (achievement of specific targets).

In general, performance objectives are linked to economic/financial indicators, shareholder performance metrics (e.g.: EBITDA After Lease minus CAPEX and Total Shareholder Return) and Environmental, Social & Governance (ESG) indicators, e.g.: % of women in leadership positions, % of blacks in leadership positions, eco-efficiency and solid waste recycling, always in line with the objectives presented to shareholders for the Three-Year Plan.

4. Estimate the company's expenses arising from the plan, in accordance with the accounting rules that deal with this subject

The Granted Shares to the Participants shall be carried out within a period of up to three (3) years, counted from the date of approval of the Plan, and the Board of Directors shall define the timing and frequency of the grants, which may include special grants in addition to the traditional annual grants, in order to support the Company's strategic projects and/or initiatives. The amounts of expenses related to the Plan will be calculated annually after the approval of each grant by the Company's Board of Directors.

Based on TIM S.A.'s TIMS3 share price of R$ 18.38 on February 26, 2024 and considering a 100% achievement of the target, the expenses related to the Plan are estimated at a maximum of R$ 31,415,096.00 (thirty-one million, four hundred and fifteen thousand and ninety-six reais), per year, already considering the charges, which represents an annual grant of up to 1,239,170 shares, totaling approximately R$ 94,300,000.00 (ninety-four million and three hundred thousand reais) over three years, to be confirmed by the Board of Directors.

12. Proposal to Amendment and Restatement of the Company's By-laws

PROPOSAL OF AMENDMENT TO TIM S.A.'S BY-LAWS

COMPARATIVE TABLE

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Changes – Origin, Justification and Analysis of Effects
CHAPTER I **THE COMPANY'S CHARACTERISTICS**		
SECTION 1º - TIM S.A. (the "Company") is a publicly held company, governed by these By-laws and by the applicable legislation.	UNCHANGED	
SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.	UNCHANGED	
SECTION 3º - The purpose of the Company is to:	UNCHANGED	
I. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;	UNCHANGED	
II. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;	UNCHANGED	
III. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are	UNCHANGED	

complementary, related or bounded to the services or activities stated in the corporate purpose; and		
IV. Hold interest in the capital of other business or non-business companies.	UNCHANGED	
Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:	UNCHANGED	
i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;	UNCHANGED	
ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;	UNCHANGED	
iii. Provide administrative, consulting, advisory and planning services;	UNCHANGED	
iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;	UNCHANGED	
v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of	UNCHANGED	

computing systems and database, and processing of data services;		
vi. Provide services of information security, of monitoring and of georeferencing;	UNCHANGED	
vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;	UNCHANGED	
viii. Provide commercial representation and insurance representative services;	UNCHANGED	
ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;	UNCHANGED	
x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;	UNCHANGED	

xi. Promote charging and data management services;	UNCHANGED	
xii. Engage in any other activities related or akin to the previous items.	UNCHANGED	
SECTION 4º - The duration term of the Company is indeterminate.	UNCHANGED	
CHAPTER II **CAPITAL STOCK**		
SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.	UNCHANGED	
SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	UNCHANGED	
SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.	UNCHANGED	
Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the	UNCHANGED	

Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders' Meeting.		
Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.	UNCHANGED	
SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 ("Law 6,404/76").	UNCHANGED	
CHAPTER III SHAREHOLDERS' MEETING		
SECTION 9º - The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	UNCHANGED	

SECTION 10 – The following are exclusive powers of the Shareholders' Meeting:	UNCHANGED	
I. To amend the By-Laws;	UNCHANGED	
II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	UNCHANGED	
III. To decide on the Company's transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;	UNCHANGED	
IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");	UNCHANGED	
V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;	UNCHANGED	
VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;	UNCHANGED	
VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;	UNCHANGED	

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law no. 6,404/76;	UNCHANGED	
IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and	UNCHANGED	
X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.	UNCHANGED	

Sole Paragraph. The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.	UNCHANGED	
SECTION 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.	UNCHANGED	
SECTION 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.	UNCHANGED	
Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later	UNCHANGED	

than two (2) working days before the Shareholders' Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders' Meeting.		
Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders' Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.	UNCHANGED	
SECTION 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	UNCHANGED	
Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.	UNCHANGED	
Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	UNCHANGED	
SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders' Meeting shall be convened to:	UNCHANGED	

(i) Take the management accounts; examine, discuss and vote the financial statements;	UNCHANGED	
(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and	UNCHANGED	
(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.	UNCHANGED	
SECTION 15 – The Shareholders' Meeting shall be convened, extraordinarily, whenever the Company's interests so require.	UNCHANGED	
SECTION 16 – The shareholders shall exercise their voting rights in the Company's interests.	UNCHANGED	
CHAPTER IV COMPANY MANAGEMENT		
SECTION I GENERAL RULES		
SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.	UNCHANGED	
Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.	UNCHANGED	
Paragraph 2º - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her	UNCHANGED	

respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.		
Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.	UNCHANGED	
Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.	UNCHANGED	
Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.	UNCHANGED	
SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers' Meetings, as the case may be.	UNCHANGED	
Sole Paragraph. The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.	UNCHANGED	
SECTION 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of	UNCHANGED	

appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.		
SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.	UNCHANGED	
Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.	UNCHANGED	
Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.	UNCHANGED	

Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	UNCHANGED	
SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.	UNCHANGED	
Sole Paragraph. The terms of office of the Managers shall be extended until the instatement of their elected successors.	UNCHANGED	
SECTION II BOARD OF DIRECTORS		
SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:	UNCHANGED	
i. Approving and following up the Company's annual budget and the Company's goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;	UNCHANGED	
ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures	UNCHANGED	

which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;		
iii. Authorizing the issue of commercial papers for public offering;	UNCHANGED	
iv. Deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;	UNCHANGED	
v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	UNCHANGED	
vi. Deciding on the approval of a program of depository receipts issued by the Company;	UNCHANGED	
vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture that requires the incorporation of a new company;	vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture, consortium or any similar structure that requires the incorporation of a new company;	Adjustment made to clarify the powers of the Board of Directors in deciding on the participation of the Company or companies under its control in vehicles that provide for the constitution of a company.

viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	UNCHANGED	
ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;	UNCHANGED	
x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;	UNCHANGED	
xi. Deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;	UNCHANGED	
xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of	UNCHANGED	

the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;		
xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED	
xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);	UNCHANGED	
xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries	UNCHANGED	

or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);		
xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED	
xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	UNCHANGED	

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;	UNCHANGED	
xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);	UNCHANGED	
xx. Approving the Company' supplementary pension plan and that of its controlled companies;	UNCHANGED	
xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;	UNCHANGED	

xxii. Dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Officers of the Company, as the case may be;	UNCHANGED	
xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;	UNCHANGED	
xxiv. Approve the Board of Officers' internal rulings, with its respective organizational structure;	UNCHANGED	
xxv. Appointing the Company's representatives in the management of its controlled companies;	UNCHANGED	
xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;	UNCHANGED	
xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the	UNCHANGED	

Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;		
xxviii. Decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;	UNCHANGED	
xxix. review, annually, the corporate governance program, in order to improve it;	UNCHANGED	
xxx. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;	UNCHANGED	
xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and	UNCHANGED	
xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	UNCHANGED	
Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company's administrative organization, always observing the provisions of these By-Laws.	UNCHANGED	

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	UNCHANGED	
Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.	UNCHANGED	
Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.	UNCHANGED	
Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.	UNCHANGED	
SECTION 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.	UNCHANGED	
Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived	UNCHANGED	

by the Shareholders' Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.		
Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	UNCHANGED	
SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.	UNCHANGED	
Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.	UNCHANGED	
Paragraph 2º - The members of the Board are authorized to participate through video and/or audio	UNCHANGED	

conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.		
Paragraph 3º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	**Paragraph 3º** - ~~The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.~~ Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents.	Adjustment made to include the possibility of holding meetings of the Board of Directors in virtual deliberative circuit mode.

	Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	Adjustment made to renumber the paragraphs.
SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	UNCHANGED	
Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.	UNCHANGED	
Subsection I **Committees of The Board of Directors**		
SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.	UNCHANGED	
Sole Paragraph. The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.	UNCHANGED	

SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.	UNCHANGED	
Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company's securities are listed.	UNCHANGED	
Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.	UNCHANGED	
Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all	UNCHANGED	

members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.		
Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.	UNCHANGED	
Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.	UNCHANGED	
Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.	UNCHANGED	
Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the	UNCHANGED	

Company may always be reviewed by such body before their disclosure.		
SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:	UNCHANGED	
I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;	UNCHANGED	
II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;	UNCHANGED	
III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;	UNCHANGED	
IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities	UNCHANGED	

performed, the revisions made and assessing the performance of the internal auditors;		
V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;	UNCHANGED	
VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;	UNCHANGED	
VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	VIII. ~~analyzing~~ evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	Adjustment made to adapt the powers and duties of the members of the CAE in the whistleblower reports received (request of the Internal Audit).
IX. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed	UNCHANGED	

between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;		
X. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;	UNCHANGED	
XI. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of	UNCHANGED	

the Company's assets; and (c) the expenses incurred on behalf of the Company;		
XII. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and	UNCHANGED	
XIII. evaluating the quarterly information, interim statements and financial statements.	UNCHANGED	
Sole Paragraph. The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.	UNCHANGED	
SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.	UNCHANGED	
SECTION III BOARD OF EXECUTIVE OFFICERS		

SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.	UNCHANGED	
Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.	UNCHANGED	
Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.	UNCHANGED	
SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:	UNCHANGED	
i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;	UNCHANGED	
ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item	UNCHANGED	

xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;		
iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;	UNCHANGED	
iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;	UNCHANGED	
v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or	UNCHANGED	

its controlled companies, to ensure judicial or administrative proceedings, are excepted;		
vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);	UNCHANGED	
vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);	UNCHANGED	
viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED	

ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	UNCHANGED	
x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);	UNCHANGED	
xi. Approve the execution of collective agreements by the Company or its controlled companies; and	UNCHANGED	
xii. Establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be	UNCHANGED	

approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.		
Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company's Management, as follows:	UNCHANGED	
i. To guarantee the effectiveness and the proper operation of the Board of Officers;	UNCHANGED	
ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;	UNCHANGED	
iii. To convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;	UNCHANGED	
iv. To install and chair the Board of Officers' Meetings;	UNCHANGED	
v. To coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;	UNCHANGED	
vi. To combine the Board of Officers' activities with the interests of the Company, its shareholders and related parties; and	UNCHANGED	
vii. To address to the Board of Directors' Chairman doubts and information requirements of the members	UNCHANGED	

of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.		
Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.	UNCHANGED	
Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure financial, administrative, economic-managerial and tax procedures.	UNCHANGED	
Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:	UNCHANGED	
i. To ensure the Company's tutelage and legal support, except for tax matters.	UNCHANGED	
SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.	UNCHANGED	
Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the	UNCHANGED	

Chief Executive Officer. The call notice shall be waived when all Officers are present.		
Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.	UNCHANGED	
Paragraph 3º – The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	**Paragraph 3º** – ~~The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.~~ Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents.	Adjustment made to include the possibility of holding Board meetings in virtual deliberative circuit mode.

Paragraph 4º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.	**Paragraph 4º** - ~~The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.~~ The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	Adjustment made to renumber the paragraphs.
	Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.	Adjustment made to renumber the paragraphs.
SECTION 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.	~~**SECTION 34** – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.~~ The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22, 32 and 35 of these By-laws and under the law are observed.	
Paragraph 1º - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on	~~**Paragraph 1º** - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on~~	Adjustment made to establish joint signature as the Company's general rule of representation.

behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.	~~behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.~~	
Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company's Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.	~~Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company's Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.~~	Adjustment made to establish joint signature as the Company's general rule of representation.
SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:	UNCHANGED	
i. any Officer, acting individually;	~~i. any Officer, acting individually;~~	Adjustment made to establish joint signature as the Company's general rule of representation.
ii. 2 (two) attorneys acting jointly; or	i. 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or	Adjustment made to establish joint signature as the Company's general rule of representation.
iii. a single attorney, acting individually, as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of them necessarily being the	iv. ~~a single~~ 1 (one) Officer or 1 (one) attorney, acting individually, ~~as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of~~	Adjustment made to establish the exceptions that allow individual representation and to make the issuing of

Chief Executive Officer, or (b) by 3 (three) Officers acting jointly;	them necessarily being the Chief Executive Officer, or (b) by 3 (three) Officers acting jointly; in the following cases: (a) To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (b) For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney *ad judicia et extra*; (c) Signing documents that do not result in the assumption of obligations or the waiver of rights; (d) Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (e) Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (f) In exceptional situations defined by the Company's management bodies.	proxy instruments more flexible in this scenario.
Paragraph 1º - The powers of attorney granted by the Company shall be signed by one Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section,	**Paragraph 1º** - The powers of attorney granted by the Company shall be signed by one 2 (two) Officers, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section,	Adjustment made as a result of the adjustments indicated in this section.

observing the relevant levels of authority established by these By-laws.	observing the relevant levels of authority established by these By-laws.	
Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the ad judicia clause, which shall be granted for an indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.	**Paragraph 2º** – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the *ad judicia et extra* clause, which shall be granted for an indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.	Adjustment to make clear the nature of the ad judicia et extra power of attorney
SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company's corporate purposes.	UNCHANGED	
CHAPTER V **FISCAL COUNCIL**		
SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company's management acts and of information to shareholders and shall be operated permanently.	UNCHANGED	
SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.	UNCHANGED	

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.	UNCHANGED	
Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.	UNCHANGED	
Paragraph 3º – The term of office of the Fiscal Council's members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.	UNCHANGED	

Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body's resolutions.	UNCHANGED	
Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	UNCHANGED	
Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company's Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.	UNCHANGED	
SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.	UNCHANGED	
SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.	UNCHANGED	
Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.	UNCHANGED	

Paragraph 2º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.	**Paragraph 2º** – ~~The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.~~ Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes.	Adjustment made to include the possibility of holding Fiscal Council meetings in virtual deliberative circuit mode.
	Paragraph 3º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.	
SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.	UNCHANGED	
SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the	UNCHANGED	

Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.		
Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.	UNCHANGED	
Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	UNCHANGED	
SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.	UNCHANGED	
Sole Paragraph. The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	UNCHANGED	
SECTION 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the	UNCHANGED	

expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.		
Paragraph 1º – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.	UNCHANGED	
Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the caput of this Section.	UNCHANGED	
CHAPTER VI **FISCAL YEAR AND FINANCIAL STATEMENTS**		
SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	UNCHANGED	
SECTION 46 – The Management shall submit to the Annual Shareholders' Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.	UNCHANGED	

Paragraph 1º - The net income shall have the following destination:	UNCHANGED	
(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and	UNCHANGED	
(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders	UNCHANGED	
Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	UNCHANGED	
Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial	**Paragraph 3º** - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76,	Adjustment made to expressly provide for the possibility of distributing intermediate dividends (based on balance sheets approved at a general meeting) and interim dividends (based on balance sheets drawn up in the course of the financial year itself).

statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.	including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.	
Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.	**Paragraph 4º** - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.	Adjustment made to expressly provide for the possibility of distributing intermediate dividends (based on balance sheets approved at a general meeting) and interim dividends (based on balance sheets drawn up in the course of the financial year itself).
Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.	UNCHANGED	
CHAPTER VII LIQUIDATION		
SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.	UNCHANGED	
CHAPTER VIII DISPOSAL OF CORPORATE CONTROL		

SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.	UNCHANGED	
CHAPTER IX ARBITRATION		
SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of	UNCHANGED	

the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.		
CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT		
SECTION I GENERAL PROVISIONS		
SECTION 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:	UNCHANGED	
I. the decision of the controlling shareholder or of the Company;	UNCHANGED	
II. the non-compliance with obligations under the Novo Mercado Rules; and	UNCHANGED	
III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.	UNCHANGED	
SECTION II VOLUNTARY DELISTING OF THE COMPANY		
SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of	UNCHANGED	

registration as a publicly held company and in the Novo Mercado Rules.		
Sole Paragraph. The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.	UNCHANGED	
SECTION III **COMPULSORY DELISTING OF THE COMPANY**		
SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.	UNCHANGED	
Sole Paragraph. In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.	UNCHANGED	

CHAPTER XI **CORPORATE RESTRUCTURING**		
SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders' Meeting that resolved on the said restructuring.	UNCHANGED	
Sole Paragraph. In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.	UNCHANGED	
CHAPTER XII ~~TEMPORARY~~ GENERAL **PROVISIONS**		
SECTION 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):	UNCHANGED	
I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;	UNCHANGED	

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and	UNCHANGED	
III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	UNCHANGED	
SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.	UNCHANGED	
SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.	UNCHANGED	
SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil.	UNCHANGED	

TIM S.A.
Publicly-Held Company
CNPJ/MF nº 02.421.421/0001-11
NIRE 333.0032463-1

BY-LAWS

CHAPTER I
THE COMPANY'S CHARACTERISTICS

SECTION 1º - TIM S.A. (the "Company") is a publicly held company, governed by these By-laws and by the applicable legislation.

SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.

SECTION 3º - The purpose of the Company is to:

i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;

ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;

iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and

iv. Hold interest in the capital of other business or non-business companies.

Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:

i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose,

such as, handsets, electronic devices, computers and others, its accessories and replacement parts;

ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;

iii. Provide administrative, consulting, advisory and planning services;

iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;

v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;

vi. Provide services of information security, of monitoring and of georeferencing;

vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;

viii. Provide commercial representation and insurance representative services;

ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;

x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;

xi. Promote charging and data management services;

xii. Engage in any other activities related or akin to the previous items.

SECTION 4º - The duration term of the Company is indeterminate.

CHAPTER II
CAPITAL STOCK

SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.

SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders' Meeting.

Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.

SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 ("Law 6,404/76").

CHAPTER III
SHAREHOLDERS' MEETING

SECTION 9º - The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

SECTION 10 – The following are exclusive powers of the Shareholders' Meeting:

I. To amend the By-Laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company's transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;

VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law no. 6,404/76;

IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided

in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and

X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.

SECTION 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.

SECTION 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.

Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the Shareholders' Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders' Meeting.

Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders' Meeting with the referred documents in the paragraph 1º above, until the

opening of the Meeting, may participate and vote, even though the documents have not been presented before.

SECTION 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.
Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.

Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders' Meeting shall be convened to:

(i) Take the management accounts; examine, discuss and vote the financial statements;

(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

SECTION 15 – The Shareholders' Meeting shall be convened, extraordinarily, whenever the Company's interests so require.

SECTION 16 – The shareholders shall exercise their voting rights in the Company's interests.

CHAPTER IV
COMPANY MANAGEMENT

SECTION I
GENERAL RULES

SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph 2º - The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.

SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers' Meetings, as the case may be.

Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.

SECTION 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.

SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.

Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective

as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.

Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.

Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II
BOARD OF DIRECTORS

SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

i. Approving and following up the Company's annual budget and the Company's goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;

ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;

iii. Authorizing the issue of commercial papers for public offering;

iv. Deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

vi. Deciding on the approval of a program of depository receipts issued by the Company;

vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture, consortium or any similar structure that requires the incorporation of a new company;

viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;

x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;

xi. Deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;

xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the

same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);

xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);

xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;

xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);

xx. Approving the Company' supplementary pension plan and that of its controlled companies;

xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;

xxii. Dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Officers of the Company, as the case may be;

xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;

xxiv. Approve the Board of Officers' internal rulings, with its respective organizational structure;

xxv. Appointing the Company's representatives in the management of its controlled companies;

xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;

xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;

xxviii. Decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;

xxix. review, annually, the corporate governance program, in order to improve it;

xxx. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;

xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and

xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company's administrative organization, always observing the provisions of these By-Laws.

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.

Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.

Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.

SECTION 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.

Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.

Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph 3º - Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents.

Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

Subsection I
Committees of The Board of Directors

SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.

Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its

operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company's securities are listed.

Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.

Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.

Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.

Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;

VII. evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-Oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and

XII. evaluating the quarterly information, interim statements and financial statements.

Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

SECTION III
BOARD OF EXECUTIVE OFFICERS

SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.

Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.

SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:

i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;

ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;

v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);

vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);

viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);

xi. Approve the execution of collective agreements by the Company or its controlled companies; and

xii. Establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.

Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company's Management, as follows:

i. To guarantee the effectiveness and the proper operation of the Board of Officers;

ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;

iii. To convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;

iv. To install and chair the Board of Officers' Meetings;

v. To coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;

vi. To combine the Board of Officers' activities with the interests of the Company, its shareholders and related parties; and

vii. To address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.

Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:

i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.

Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:

i. To ensure financial, administrative, economic-managerial and tax procedures.

Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:

i. To ensure the Company's tutelage and legal support, except for tax matters.

SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.

Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.

Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.

Paragraph 3º – Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents.

Paragraph 4º - The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.

SECTION 34 – The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22, 32 and 35 of these By-laws and under the law are observed.

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

i. 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or

ii. 1 (one) Officer or 1 (one) attorney, acting individually, in the following cases:

(a) To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions;

(b) For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney *ad judicia et extra*;

(c) Signing documents that do not result in the assumption of obligations or the waiver of rights;

(d) Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible;

(e) Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and

(f) In exceptional situations defined by the Company's management bodies.

Paragraph 1º - The powers of attorney granted by the Company shall be signed by 2 (two) Officers, observing the relevant levels of authority established by these By-laws.

Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the ad judicia et extra clause, which shall be granted for an indeterminate term. The delegation of powers of attorney *ad negotia* is prohibited.

SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company's corporate purposes.

CHAPTER V
FISCAL COUNCIL

SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company's management acts and of information to shareholders and shall be operated permanently.

SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.

Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.

Paragraph 3º – The term of office of the Fiscal Council's members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The

members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body's resolutions.

Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company's Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.

SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph 2º - Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes.

Paragraph 3º – The Fiscal Council's resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders' Meeting.

SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.

Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.

Sole Paragraph – The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

SECTION 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph 1º – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.

Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the caput of this Section.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

SECTION 46 – The Management shall submit to the Annual Shareholders' Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.

Paragraph 1º - The net income shall have the following destination:

(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and

(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders

Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.

Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.

Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.

CHAPTER VII

LIQUIDATION

SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII

DISPOSAL OF CORPORATE CONTROL

SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.

CHAPTER IX

ARBITRATION

SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set

forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.

CHAPTER X
DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT

SECTION I
GENERAL PROVISIONS

SECTION 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:

I. the decision of the controlling shareholder or of the Company;

II. the non-compliance with obligations under the Novo Mercado Rules; and

III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.

SECTION II
VOLUNTARY DELISTING OF THE COMPANY

SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.

Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.

SECTION III
COMPULSORY DELISTING OF THE COMPANY

SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.

Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.

CHAPTER XI
CORPORATE RESTRUCTURING

SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders' Meeting that resolved on the said restructuring.

Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.

CHAPTER XII
GENERAL PROVISIONS

SECTION 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.

SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.

SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil.

13 – Voting Instructions

INDEX

1. Message from the Management

Dear Shareholder,

TIM S.A. ("Company" or "TIM") reinforces its commitment to the best practices of corporate governance, with the professionalism of its management and works to offer direct and objective communication with its shareholders and with the market in general. In conducting its business guided by good faith, in addition to ethics and loyalty, the Company seeks to: (i) act with transparency in its business; (ii) promote loyalty with peers; (iii) world-class market competitiveness; (iv) serve the well-being and growth of the community in which it operates; (v) enhance its human resources; and (vi) promote sustainable development.

We highlight that TIM is the company in the telecommunications sector for the longest time, being part of the special listing segment of the Novo Mercado B3, recognized as the highest level of corporate governance. Among the practices adopted, we reinforce the exclusive negotiation of ordinary shares (with voting rights), permanent Fiscal Council and Statutory Audit Committee, among other Committees, and 100% "Tag Along rights".

The effective attendance of shareholders in this Shareholders' Meeting is an opportunity to discuss and vote the matters to be resolved considering the disclosed information to a conscious decision taking.

For that matter, with the purpose to facilitate and incentive the participation of its shareholders and reinforce the commitment to develop the best corporate governance practices, the Company will adopt the remote voting system established by CVM Resolution No. 81/2022, as amended. The guidelines to vote through remote voting form are detailed in this document.

The purpose of these Instructions is to present precisely all the information regarding the Companies' Annual and Extraordinary Shareholders' Meeting, with the detailed matters to be analyzed and instructions for the shareholders to take part in the Shareholders' Meeting.

Thus, we have the pleasure to invite you to attend the Annual and Extraordinary Shareholders' Meetings to be held on March 28th, 2024, at 02:30pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Cordially,

The Management

2. Shareholders' Meeting date, time, agenda and place

Date and Time

Annual and Extraordinary Shareholders' Meeting: March 28th, 2024, at 02:30pm. It is recommended that the interested arrive at the local 30 (thirty) minutes earlier than the time indicated.

Agenda

01:30pm:	Shareholders access will be granted and attendants accredited
02:30pm	Beginning of the Shareholders' Meeting
04:00pm	Forecast for the Shareholders' Meeting closure *

* Estimated closure time based upon the historical times of previous Meetings, subject to changes.

Local

TIM S.A. - Avenida João Cabral de Mello Neto, nº 850 South Tower, 13th floor, Barra da Tijuca, Rio de Janeiro (RJ). The access to the meeting will be through the Company's social entrance.



JACAREPAGUA
Shopping Metropolitano Barra
Av. Embaixador Abelardo Bueno
Jeunesse Arena
Parque dos Atletas
Lagoa de Jacarepaguá
Linha Amarela
Metropolitan
Avenida João de Cabral de Mello Neto...
Av. Eng. Souza Filho
Lagoa da Tijuca
Bosque da Barra
BarraShopping
BARRA DA TIJUCA
Av. das Américas
Av. Pref. Dulcídio Cardoso
Lagoa de Marapendi
Av. Lúcio Costa

3. Information about the matters to be resolved

<u>On Annual Shareholders' Meeting</u>:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2023;

In compliance with the Annual Circular Letter-2023- CVM/SEP, and as set forth in the CVM Resolution No. 81/2022, TIM S.A. informs that the Opinion of the Fiscal Council is available on the site of *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission) filed under the category "*Reunião da Administração*", type "*Conselho Fiscal*", species "*Ata*", subject "*Parecer acerca das Demonstrações Financeiras*".

The Financial Statements, Opinions of the Independent Auditors and the DFP Form, for the year of 2023, are available on the site of *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission), and on the Company's site of Investors Relations, on the sites below:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

(2) To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2023, and on the dividends distribution by the Company;

The Companies' net income, that represents the fiscal year deducted of legal reserve and tax incentives not to be distributed, related to the fiscal year 2023 amounted to R$2,837,422,255.02.

The Management proposes to allocate the results as follows:

Total dividends and JCP (gross):	R$2,910,000,000.00
% Distributed net income for the year:	102.56%

(3) To ratify the appointment of the Company's Board of Directors' Member, previously appointed at the Board of Directors' Meeting held on July 31st, 2023.;

The Company's Management proposes the ratification of the appointment of the member of the Board of Directors below:

Candidate	Independency	Appointment
Gigliola Bonino	No	07/31/2023

(4) To resolve on the composition of the Fiscal Council of the Company;

The management propose the composition of the Fiscal Council with 3 (three) regular members and 3 (three) alternate members.

(5) To elect the regular and alternate members of the Fiscal Council of the Company; and

The Management indicates the single group of candidates bellow to compose the Fiscal Council with mandate until the Annual Shareholders' Meeting which approve the Financial Statements of the fiscal year ended in December 31st, 2024.

Candidate	Regular/Alternate	Independency	Elected by Controlling Shareholder
Walmir Urbano Kesseli	Regular	Independent	Yes
Carlos Eduardo do Nascimento	Alternate	Independent	Yes
Heloisa Belotti Bedicks	Regular	Independent	Yes
Ana Maria Gati	Alternate	Independent	Yes
Heinz Egon Lowen	Regular	Independent	Yes
Arthur Piotto Filho	Alternate	Independent	Yes

(8) To resolve on the compensation proposal for the Company's Administrators, members of the Committees and the members of the Company's Fiscal Council, for the fiscal year 2024.

The management propose the Companies' administrator a fixed compensation to be paid during the fiscal year 2024 with the following amounts:

Board	Amount:
Board of Directors	R$ 4,860,000.00
Fiscal Council	R$ 678,000.00
Board of Officers	R$ 42,814,000.00
Committee	R$ 3,024,000.00

* Values exclude charges arising from social security contributions (INSS).

<u>On Extraordinary Shareholders' Meeting:</u>

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 17th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand:

The Company's Management proposes the approval of the 17th Amendment of the Cooperation and Support Agreement with Telecom Italia S.p.A. that has as main benefits the following aspects:

- Capturing strategic and economic synergies in projects planned for the Security structure of the entire TIM group, taking advantage of TIM Italia's general experience and methodologies;

- Support for TIM in Brazil on topics related to FTTx Ultra Banda Larga networks, with regard to implemented technologies and creation of services;
- Support from TIM Brasil in the development of the wholesale roaming business;
- Sharing TIM Italia's expertise regarding Business Planning Consolidation (BPC) and simplification/automation of the process of communicating essential information between TIM S.A. and TIM Italia;
- Support systems for provisioning mobile services, for the TIM UltraFibra service, working on the provisioning and troubleshooting of CPEs, for managing Marketing campaigns for 20% of the TIM customer base in Brazil and for provisioning broadband services fixed;
- Development and evolution of the Sentinel tool, used to monitor the SDN environment and system integration;
- Development and maintenance of test automation for the postpaid environment;
- Use of SCTR, a system developed by TIM Italia for interconnection, considering new developments in accordance with the migration requirements of Oi customers.

(2) To resolve on the Company's Long-Term Incentive Plan proposal.

Presentation of the Proposal for a new Company Long-Term Incentive Plan (LTI) for the new three-year cycle (2024-2026), replacing the Plan terminated in the previous year, considering the award to participants with shares issued by the Company , subject to certain time and/or performance conditions, with the objective of promoting the alignment of interests between the management and shareholders, ensuring the engagement and retention of strategic resources and encouraging the achievement of the Company's strategic objectives.

(3) To resolve on the amendment and restatement of the Company's By-laws.

Resolve on (i) the amendment of item VII of Article 22 to clarify the powers of the Board of Directors in deliberating on the participation of the Company or companies under its control in vehicles that provide for the incorporation of a company; (ii) the amendment in Paragraph 3 of Article 25 to include the possibility of holding meetings of the Board of Directors in the virtual deliberative circuit format; (iii) the amendment of item VII of Article 29 to adapt the powers and duties of the members of the Statutory Audit Committee in the complaints received by the company at the request of Internal Audit; (iv) the amendment in Paragraph 3 of Article 33 to include the possibility of holding Estatutory Board of Officers meetings in the virtual deliberative circuit format; (v) the amendment to Article 34 to establish joint signature as a general rule for the Company's representation; (vi) the changes to Article 35 to establish joint signature as a general rule for representing the Company, establish exceptions that allow isolated representation and to make the issuance of power of attorney instruments more flexible in this scenario and to make clear the nature of the *ad judicia et extra* power of attorney; (vii) the amendment in Paragraph 2 of Article 40 to include the possibility of holding Fiscal Council meetings in the virtual deliberative circuit format; (viii) the change in Paragraph 4 of Article 46 to expressly provide for the possibility of distributing intermediate dividends (based on balance sheets approved at the general

meeting) and interim dividends (based on balance sheets drawn up during the course of the financial year itself); and (ix) the consequent consolidation of its Bylaws.

4. General Information

Annual Shareholders' Meetting

Pursuant to Section 132 of Law No. 6,404/1976 ("Corporate Law"), stock companies must hold a General Shareholders' Meeting annually within a period of four months after the end of the fiscal year. The fiscal year of TIM S.A. starts on January 1 and ends on December 31 of each year. Thus, annually, the Company must hold the Annual Shareholders' Meeting by April 30.

Installation Quorum

Pursuant to Section 125 of the Corporate Law, for the installation of the Annual Shareholders' Meeting and the Extraordinary Shareholders' Meeting, the presence of shareholders representing at least 1/4 (one quarter) of the Company's capital stock, on first call, will be required.

Should this quorum not be reached, the Company shall publish a new Call Notice announcing the new date for the General Meeting on second call, which may be installed with the presence of any number of shareholders. The participation shareholders may be personal, by a duly constituted attorney or by means of sending a distance voting ballot, under the terms of CVM Resolution No. 81/2022.

Support Documents

All documents and information pertinent to the matters to be examined and resolved at the Shareholders' Meeting are available to shareholders at the Company's headquarters, as well as at the electronic addresses: https://ri.tim.com.br/, www.cvm.gov, www.b3.com.br and www.sec.gov.

5. Participation Guidelines

The Shareholder's participation may be in person or by a duly constituted attorney-in-fact, as provided for in Section 126 of Law No. 6,404/1976 and in the Paragraphs 1 and 2 of Section 12 of the Company's By-laws, as well as via a distance ballot paper, according to the guidelines described below:

I. **In Person:** A Shareholder who chooses to participate in person shall deposit a copy of its identity and the respective share statement issued at least five (5) business days prior to the Shareholders' General Meeting, within two (2) business days prior to the General Meeting;

II. **Representation:** The Shareholder who wishes to be represented at the General Meeting shall deposit at the Company's headquarters the respective supporting documentation of its representation, including the power of attorney and/or the incorporation and corporate acts related to the appointment, as the case may be, and the identification of the representative, within two (2) business days prior to the General Meeting;

III. **Distance Voting Ballot:** A Shareholder who, pursuant to CVM Resolution No. 81/2022, chooses to participate through the distance voting ballot must transmit the instructions for completing the ballot to its respective custodian or the depositary institution of the Company's shares, or send the ballot directly to the Company, in any case, the Company must receive the bulletin no later than 07 (seven) days before the General Meeting.

   i. A shareholder who chooses to exercise his right to vote through a third party service provider shall transmit his voting instructions to his respective custody agent, observing the rules determined by them, which, in turn, shall forward such vote statements to the Depositary Central of B3. In order to do so, shareholders should contact their custodian agents to verify the procedures established by them for the issuance of voting instructions via ballot, as well as the required documents and information.

   ii. The shareholder who chooses to exercise his right to vote through the Company's depositary institution shall attend any branch of Banco Bradesco bank in Brazil in possession of the identification document or legal representation.

   The list of available agencies can be verified through the website www.bradesco.com.br

   Bradesco's Stock and Custody Department is available to shareholders for further clarification and service on the following channels:

   Department of Shares and Custody
   E-mail: dac.escrituracao@bradesco.com.br
   Phone: 0800 701 1616

iii. The shareholder who chooses to send the ballot paper directly to the Company may also send a digitized copy of the properly completed, initialed and signed ballot paper together with the authenticated identification and/or representation documents to the electronic address ri@timbrasil.com.br, in which case, it will also be necessary to send the original ballot paper and certified copy of the other required documents, up to seven (07) days prior to the General Meeting to the following address: Avenida João Cabral de Melo Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, Rio de Janeiro – RJ (CEP: 22775-057).

Once the documents are received, the Company will notify its receipt to the shareholder and acceptance or not, pursuant to CVM Resolution No. 81/2022, as amended.

If the ballot paper is eventually sent directly to the Company but is not fully completed or is not accompanied by the supporting documents described, it will be disregarded and the shareholder will be notified through the electronic address indicated on the ballot paper.

The required documents mentioned above must be filed in the Company no later than 2 days before the date of the Shareholders' Meeting. Any ballot papers received by the Company after this date will be disregarded.

In case there is any divergence between a distance voting ballot received directly by the Company and voting instructions contained in the consolidated voting map sent by the depositary under the same CPF or CNPJ registration number, the voting instruction contained in the voting map shall prevail and the ballot received directly by the Company shall be disregarded, in accordance with the exception rule provided for in CVM Resolution No. 81/2022.

The documents mentioned herein must be addressed as follows: TIM SA, Investor Relations Area, Mr. Alberto Mario Griselli; Av. João Cabral de Melo Neto, 850, South Tower, 13th floor, Barra da Tijuca, Rio de Janeiro (RJ).

6. Links of interest

INVESTOR RELATIONS WEBSITE:

www.tim.com.br/ir

ANNUAL FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS REPORT ON FINANCIAL STATEMENTS:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

CALL NOTICE:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/

MANAGEMENT'S PROPOSAL:

www.cvm.gov.br

www.sec.gov

https://ri.tim.com.br/